SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K   REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

OMB:3235-0116 Exp:31Aug05

CONTINENTAL  ENERGY  CORPORATION

(Translation of registrant's name into English)

14001 Dallas Parkway, Suite 1200, Dallas, Texas 75240

(Address of registrant’s principal executive offices)

For the month of:   JANUARY, 2005           SEC File No.: 0-17863

Under cover of this page and forming a part of this Form-6K filing please find attached the following documents:

1.  "Annual Report – For Fiscal Year Ended July 31, 2004 : End of Fiscal Year-2004" dated December 14, 2004. Includes audited annual financial statements for the quarter and first nine months of the Company’s fiscal year ending July 31, 2004. Also includes management discussion and analysis of registrant’s affairs, material events disclosure, summary of press releases, and descriptions of commitments and contingencies during the period. The report is presented in the Form-51/901F quarterly and annual report format required by the Canadian British Columbia Securities Commission in the registrant’s home jurisdiction.

2.  "Certificates Pursuant to Section 302 of the Sarbanes-Oxley Act" – dated December 14, 2004 to accompany the Company’s audited annual financial statements for the quarter and first nine months of the Company’s fiscal year ending July 31, 2004.

3.  “Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act” – dated December 14, 2004 to accompany the Company’s audited annual financial statements for the quarter and first nine months of the Company’s fiscal year ending July 31, 2004.

4.  "Quarterly Report – For Fiscal Quarter Ended October 31, 2004 : End Quarter-1 of Fiscal Year-2005" dated December 30, 2004. Includes un-audited quarterly interim financial statements for the first quarter of the Company’s fiscal year ending July 31, 2005. Also includes management discussion and analysis of registrant’s affairs, material events disclosure, summary of press releases, and descriptions of commitments and contingencies during the period. The report is presented in the Form-51/901F quarterly and annual report format required by the Canadian British Columbia Securities Commission in the registrant’s home jurisdiction.

5.  “Certificates Pursuant to Section 302 of the Sarbanes-Oxley Act” – dated December 30, 2004 to accompany the Company’s un-audited quarterly interim financial statements for the first quarter ended October 31, 2004 of the Company’s fiscal year ending July 31, 2005.

6.  “Certificate Pursuant to Section 906 of the Sarbanes-Oxley Act” – dated December 30, 2004 to accompany the Company’s un-audited quarterly interim financial statements for the first quarter ended October 31, 2004 of the Company’s fiscal year ending July 31, 2005.

7.  "Press Release", dated January 6, 2005 about filing the Company’s 2004 Annual Report and audited financial statements with the Canadian securities regulators on SEDAR.

8.  "Press Release", dated January 7, 2005 about filing the Company’s un-audited quarterly interim financial statements for the first quarter ended October 31, 2004 of the Company’s fiscal year ending July 31, 2005 with the Canadian securities regulators on SEDAR.

9.  "Press Release", dated February 2, 2005 about filing the Company’s 2004 Annual Report and audited financial statements with the SEC on Form 20-F.

All of the above listed documents except for the Sarbanes-Oxley Certificates have also been filed separately by the registrant electronically on SEDAR, the "System for Electronic Archiving and Retrieval", in compliance with Canadian British Columbia Securities Commission regulations in the registrant’s home jurisdiction. The listed documents are available for public review and download in Adobe Acrobat® PDF file format from SEDAR’s internet website,  www.sedar.com.

i - Indicate by check mark whether the registrant files annual reports under cover of FORM 20-F  X  or Form 40-F   .

ii - Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by:  Regulation S-T Rule 101(b)(1) ___ or Regulation S-T Rule 101(b)(7) ___ .

iii - Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934; Yes       or  No  X .  If "Yes" is marked, the file number assigned to the registrant in connection with Rule 12g3-2(b) is         .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINENTAL  ENERGY  CORPORATION                          Date: 4 February 2005

          "James D. Eger"

By:  _____________________________

James D. Eger, Director & Secretary

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Continental Energy Corporation
Issuer Address:	14001 Dallas Parkway, Suite 1200 Dallas, Texas 75240 USA
Issuer Fax No.:	972-934-6718
Issuer Telephone No.:	972-934-6774
Contact Name:	James D. Eger
Contact Position:	Vice President & Chief Information Officer
Contact Telephone Number:	877-762-2366
Contact Email Address:	info@continentalenergy.com
Web Site Address:	www.continentalenergy.com
For Quarter Ended:	2004/07/31
Date of Report:	2004/12/14

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“Richard L. McAdoo”	Richard L. McAdoo	2004/12/14
Signature
“James D. Eger”	James D. Eger	2004/12/14
Signature

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 JULY 2004 and 2003

U.S. Funds

AUDITORS’ REPORT

To the Shareholders of Continental Energy Corporation:

We have audited the consolidated balance sheet of Continental Energy Corporation as at 31 July 2004 and 2003, the consolidated statements of shareholders’ equity (deficiency), for the years ended 31 July 2004, 2003 and 2002, and the statements of operations and cash flows for the years ended 31 July 2004, 2003 and 2002 and cumulative from 1 August 1993 through 31 July 2004.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 July 2004 and 2003, the change in its shareholders’ equity (deficiency), for the years ended 31 July 2004, 2003 and 2002, and the results of its operations, and the changes in its cash flows for the years ended 31 July 2004, 2003 and 2002 and cumulative from 1 August 1993 through 31 July 2004 in accordance with Canadian generally accepted accounting principles.  As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Surrey, B.C., Canada	“STALEY, OKADA & PARTNERS”
6 December 2004	CHARTERED ACCOUNTANTS

Continental Energy Corporation		Statement 1
(An Exploration Stage Company)
Consolidated Balance Sheet
As at 31 July
U.S. Funds

ASSETS	2004	2003
Current
Cash	$126,313	$802,127
Goods and service tax recoverable	9,056	4,418
Due from related parties (Note 11)	138,178	99,297
Prepaid expenses and deposits	76,384	10,576
	349,931	916,418
Prepaid Resource Property Costs (Note 4)	5,000	17,000
Prepaid Share Issuance Costs (Note 4)	7,500	25,500
Resource Property Costs - Schedule 1 (Note 5)	3	3
Equipment (Note 6)	126,324	133,911
	$488,758	$1,092,832
LIABILITIES
Current
Accounts payable and accrued liabilities	$1,094,663	$1,245,588
Due to related parties (Note 11)	9,578	-
Promissory notes payable (Note 7)	50,000	50,000
Cash received in advance of share issuance	-	92,008
Capital lease obligation - current portion (Note 8)	20,235	18,714
	1,174,476	1,406,310
Capital Lease Obligation (Note 8)	12,387	32,622
Contingent and Conditional Liabilities (Note 9)	3,455,585	3,739,767
Continued Operations (Note 1)
Commitments and Contractual Obligations (Note 15)

SHAREHOLDERS’ DEFICIENCY
Share Capital - Statement 2 (Note 10)	23,590,723	22,547,809
Contributed Surplus - Statement 2	116,550	116,550
Deficit - Statement 2	(27,860,963)	(26,750,226)
	(4,153,690)	(4,085,867)
	$488,758	$1,092,832
ON BEHALF OF THE BOARD:
"Richard L. McAdoo"
, Director
“James D. Eger”
, Director

Continental Energy Corporation						Statement 2
(An Exploration Stage Company)
Consolidated Statement of Changes In Shareholders’ Deficiency
U.S. Funds	Common Shares			Deficit	Deficit
				Incurred	Incurred
				Prior to	During
			Contributed	Exploration	Exploration
	Shares	Amount	Surplus	Stage	Stage	Total
Balance - 31 July 2001	24,119,393	$18,370,981	$116,550	$(11,420,599)	$(5,313,655)	$1,753,277
Acquisition of subsidiary @
$0.13/common share	740,000	96,200	-	-	-	96,200
Private placement @
$0.15/common share	3,376,840	506,526	-	-	-	506,526
Finder's fee	50,000	-	-	-	-	-
Shares issued for financing contract	1,000,000	-	-	-	-	-
Share issuance costs	-	(1,442)	-	-	-	(1,442)
Loss for the year - Statement 3	-	-	-	-	(7,969,356)	(7,969,356)
Balance - 31 July 2002	29,286,233	18,972,265	116,550	(11,420,599)	(13,283,011)	(5,614,795)
Private placement @
$0.15/common share	8,375,000	1,256,250	-	-	-	1,256,250
Exercise of warrants @
$0.15/common share	5,118,625	767,794	-	-	-	767,794
Exercise of options @
$0.15/common share	1,390,000	208,500	-	-	-	208,500
Finder's fee - Farm-out	1,500,000	300,000	-	-	-	300,000
Finder's fee - Financing	80,000	-	-	-	-	-
Stock option compensation	-	1,061,000	-			1,061,000
Share issuance costs	-	(18,000)	-	-	-	(18,000)
Loss for the year - Statement 3	-	-	-	-	(2,046,616)	(2,046,616)
Balance - 31 July 2003	45,749,858	22,547,809	116,550	(11,420,599)	(15,329,627)	(4,085,867)
Exercise of warrants @
$0.15/common share	1,173,388	176,008	-	-	-	176,008
$0.15/common share	285,000	42,750	-	-	-	42,750
$0.15/common share	1,747,166	262,075	-	-	-	262,075
$0.30/common share	125,000	37,500	-	-	-	37,500
Exercise of options @
$0.15/common share	70,000	10,500	-	-	-	10,500
$0.15/common share	90,000	13,500	-	-	-	13,500
$0.20/common share	168,750	33,750	-	-	-	33,750
$0.25/common share	60,000	15,000	-	-	-	15,000
Shares issuance costs	-	(18,000)	-	-	-	(18,000)
Cancellation of escrow shares	(93,750)	-	-	-	-	-
Stock option compensation	-	469,831	-	-	-	469,831
Loss for the year - Statement 3	-	-	-	-	(1,110,737)	(1,110,737)
Balance - 31 July 2004	49,375,412	$23,590,723	$116,550	$(11,420,599)	$(16,440,364)	$(4,153,690)

Continental Energy Corporation				Statement 3
(An Exploration Stage Company)
Consolidated Statement of Operations
U.S. Funds
	Cumulative From 1 August 1993 Through 31 July 2004

		For the Years Ended 31 July

		2004	2003	2002
Revenue
Oil and gas revenue	$49,237	$-	$-	$-
Other Income	50,891	-	-	-
	100,128	-	-	-
Expenses
General and administrative - Schedule 2	2,666,350	418,397	289,707	408,807
Management fees and medical insurance	1,598,366	478,331	333,675	351,048
Financing costs, interest on loans and foreign
exchange gain and loss	623,443	(39,798)	153,545	186,404
Investor relations	207,557	30,105	24,056	24,507
Consulting	204,058	14,524	16,551	3,634
Amortization	92,504	43,702	24,996	7,371
Bad debt	70,354	-	-	-
Interest and bank charges	44,981	19,130	6,188	863
Loan settlement fee	44,372	-	-	-
	5,551,985	964,391	848,718	982,634

Loss Before the Undernoted	5,451,857	964,391	848,718	982,634
Loss on disposal or write down of resource property
- Schedule 1	9,890,871	252,613	16,898	6,986,722
Stock option compensation	1,530,831	469,831	1,061,000	-
Loss on disposal or write-down of capital assets	32,757	4,271	-	-
Terminated farm out agreement loss (proceeds)	(131,869)	(251,869)	120,000	-
Gain on reduction of contingent and conditional
liabilities	(334,083)	(328,500)	-	-
Loss for the Period	$16,440,364	$1,110,737	$2,046,616	$7,969,356

Loss per Share - Basic and Diluted		$0.02	$0.06	$0.31

Weighted Average Number of Shares Outstanding		47,139,546	36,468,838	25,722,526

Continental Energy Corporation				Statement 4
(An Exploration Stage Company)
Consolidated Statement of Cash Flows
U.S. Funds
	Cumulative From 1 August 1993 Through 31 July 2004

		For the Years Ended 31 July

Cash Resources Provided By (Used In)		2004	2003	2002
Operating Activities
Loss for the period	$(16,440,364)	$(1,110,737)	$(2,046,616)	$(7,969,356)
Items not affecting cash	-
Loss on disposal, write-down or impairment of
resource properties	9,890,871	252,613	16,898	6,986,722
Terminated farm out agreement loss (recovery)	(131,869)	(251,869)	120,000	-
Amortization	92,504	43,702	24,996	7,371
Loss on write-down or disposal of capital assets	32,757	4,271	-	-
Gain on reduction of contingent and conditional
liabilities	(334,083)	(328,500)	-	-
Loan settlement fee	44,372	-	-	-
Stock compensation expense	1,530,831	469,831	1,061,000	-
Changes in current assets and liabilities
Prepaid expenses	(76,384)	(65,808)	(7,015)	2,872
Goods and service tax recoverable	(9,056)	(4,638)	16,564	3,463
Accounts payable	(873,530)	(150,925)	(1,464,018)	(594,209)
Due to related parties	(750,010)	(29,303)	(639,168)	(81,539)
	(7,023,961)	(1,171,363)	(2,917,359)	(1,644,676)
Investing Activities
Marketable securities	9,840	-	-	-
Advance for proposed acquisition	-	-	-	1,589,472
Prepaid resource property costs	(5,000)	12,000	12,000	(29,000)
Resource property costs	(6,454,624)	(635,862)	(452,326)	(361,365)
Resource property cost recovery	2,875,838	383,249	786,672	32,000
Proceeds from property disposal or
terminated farm out agreements	1,026,339	251,869	774,470	-
Purchase of equipment	(222,796)	(40,386)	(145,654)	-
Purchase of intangible asset	(43,067)	-	-	-
Government grant	21,436	-	-	-
	(2,792,034)	(29,130)	975,162	1,231,107
Financing Activities
Prepaid share issuance costs	(7,500)	18,000	18,000	(43,500)
Cash received in advance of share issuance	-	(92,008)	(57,992)	150,000
Capital lease	32,622	(18,714)	51,336	-
Promissory notes payable	50,000	-	-	-
Contingent and conditional liabilities	337,340	44,318	293,022	-
Share capital issued for cash, net	9,529,339	573,083	2,214,544	505,084
	9,941,801	524,679	2,518,910	611,584

Net Increase (Decrease) Cash	125,806	(675,814)	576,713	198,015

Cash position - Beginning of period	507	802,127	225,414	27,399

Cash Position - End of period	$126,313	$126,313	$802,127	$225,414

Supplemental Schedule of Non-Cash Transactions
Cancellation of pooled shares	$(32,626)	$-	$-	$-
Issuance of shares for:
Resource property acquisition	$675,271	$-	$-	$96,200
Intangible asset acquisition	$43,067	$-	$-	$-
Debt settlement	$284,929	$-	$-	$-
Loan settlement	$44,372	$-	$-	$-
Finder's fee	$310,832	$-	$300,000	$-
Assets and liabilities acquired upon GATB acquisition
Resource property costs	$(6,205,302)	$-	$-	$(6,205,302)
Current assets and liabilites	$2,025,947	$-	$-	$2,025,947
Contingent and conditional liabilities	$3,446,745	$-	$-	$3,446,745
Due to related parties	$621,410	$-	$-	$621,410

Continental Energy Corporation					Schedule 1
(An Exploration Stage Company)
Consolidated Schedule of Resource Property Costs
U.S. Funds
	Cumulative From 1 August 1993 Through 31 July 2004
					1 August 1993 to 31 July 2001
		For the Years Ended 31 July

		2004	2003	2002
Indonesia
Bengara
Production sharing contract acquisition	$1,315,953	$-	$-	$-	$1,315,953
Geological and geophysical interpretation and
evaluation	1,694,765	481,861	418,908	163,457	630,539
Seismic acquisition and data processing	97,360	-	5,895	6,000	85,465
Field exploration, surveys and data acquisition	17,393	-	-	-	17,393
Prepaid resource property costs	75,000	-	-	-	75,000
Costs for the period	3,200,471	481,861	424,803	169,457	2,124,350
Impairment	(900,295)	(98,612)	(11,130)	(575,218)	(215,335)
Costs recovery	(2,300,175)	(383,249)	(654,673)	(32,000)	(1,230,253)
Net property costs for the period	1	-	(241,000)	(437,761)	678,762

Yapen
Production sharing contract acquisition	623,784	-	-	-	623,784
Geological and geophysical interpretation and
evaluation	185,449	-	7,500	97,441	80,508
Seismic acquisition and data processing	383,378	-	-	-	383,378
Prepaid resource property costs	-	-	(75,000)		75,000
Costs for the period	1,192,611	-	(67,500)	97,441	1,162,670
Recovery (impairment)	(81,923)	-	29,809	(111,732)	-
Cost allocated on disposal	(535,024)	-	(535,024)	-	-
Costs recovery	(575,663)	-	(131,999)	-	(443,664)
Net property costs for the period	1	-	(704,714)	(14,291)	719,006

GATB
Technical assistance contract acquisition	6,205,302	-	-	6,205,302	-
Geological and geophysical interpretation and
evaluation	343,495	154,001	95,023	94,471	-
Costs for the period	6,548,797	154,001	95,023	6,299,773	-
Impairment	(6,548,796)	(154,001)	(95,023)	(6,299,772)	-
Net property costs for the period	1	-	-	1	-

Other properties
Cost for the period	2,734,114	-	-	-	2,734,114
Cost written off on abandonment	(2,740,640)	-	-	(4)	(2,740,636)
	(6,526)	-	-	(4)	(6,522)

Total Cost for the Period	13,675,993	635,862	452,326	6,566,671	6,021,134

Total costs recovered for the period	(2,875,838)	(383,249)	(786,672)	(32,000)	(1,673,917)
Total write-off of costs on abandonment or
impairment for the period
- Oil and gas and mineral properties	(10,271,654)	(252,613)	(76,344)	(6,986,726)	(2,955,971)
Proceeds on disposal of oil and gas properties
for the period	(929,939)	-	(594,470)	-	(335,469)
Gain on disposal of oil and gas properties
for the period	390,019	-	59,446	-	330,573
Balance - Beginning of period	11,422	3	945,717	1,397,772	11,422
Balance - End of Period	$3	$3	$3	$945,717	$1,397,772

Continental Energy Corporation				Schedule 2
(An Exploration Stage Company)
Consolidated Schedule of General and
Administrative Expenses
U.S. Funds

	Cumulative From 1 August 1993 Through 31 July 2004

		For the Years Ended 31 July

		2004	2003	2002
General and Administrative Expenses
Office expenses	$623,987	$157,935	$109,115	$109,271
Professional fees, legal, audit and translation	621,064	66,311	34,778	28,167
Wages	469,479	25,163	29,346	197,371
Travel	277,374	65,433	44,109	27,574
Rent, office maintenance and utilities	270,084	50,596	28,207	16,655
Telephone	149,979	29,196	23,060	23,033
Shareholder communication	95,371	18,990	10,168	1,429
Filing fees	83,428	4,773	3,863	3,896
Transfer agent	36,680	-	7,061	1,411
Promotion	28,421	-	-	-
Bad debts	10,483	-	-	-

	$2,666,350	$418,397	$289,707	$408,807

Continental Energy Corporation (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 July 2004 and 2003
U.S. Funds

1.     Continued Operations

        These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Adverse conditions and events cast substantial doubt upon the validity of this assumption.  The Company has incurred significant operating losses over the past several fiscal years and has a working capital deficiency.  In addition, the Company has insufficient funds to complete the property expenditures required on its Indonesian properties.  These facts create uncertainty surrounding the timing and capacity of the Company to meet its financial obligations.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital by issuance of treasury shares or debt, receive significant disposal or farm-out proceeds for its Indonesian oil and gas properties or achieve profitable operations.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.     Significant Accounting Policies

a)     Consolidation

These consolidated financial statements include the accounts of the Company and its four subsidiaries as follows:

•      Continental Energy Corp. (“CEC-USA”), an inactive company - wholly owned

•      Continental-GeoPetro (Bengara-II) Ltd. (formerly Continental-Wisdom-GeoPetro (Bengara II) Ltd.) (“Bengara”) (Note 5a) – 60% owned

•      Continental-GeoPetro (Yapen) Ltd. (“Yapen”) (Note 5a) – 60% owned

•      GAT Bangkudulis Petroleum Company Ltd. (“GATB”) (Note 5b) - 70% owned

b)    Amortization

               The Company provides for amortization on its equipment as follows:

•      Furniture and field survey equipment - 20% declining balance basis

•      Computer equipment - 30% declining balance basis

•      Automobile under capital lease - straight line over 31 months

One-half the annual rate is charged in the year of acquisition.

c)     Oil and Gas Properties

        The Company follows the full cost method of accounting for oil and gas operations, as prescribed by the Canadian Institute of Chartered Accountants, whereby all costs of exploring for and developing oil and gas reserves are capitalized and accumulated in cost centres established on a country-by-country basis.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, interest costs on significant investments in unproved properties and major development projects and overhead charges directly related to acquisition, exploration and development activities, less any government incentives relating thereto.

        The costs related to each cost centre from which there is production, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves of each country.  Oil and natural gas reserves and production are converted into equivalent units based upon estimated relative energy content.  Costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred.  When proved reserves are assigned or the value of the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

        The capitalized costs less accumulated amortization in each cost centre from which there is production are limited to an amount equal to the estimated future net revenue from proved reserves (based on estimated future prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties ("ceiling test").  The total capitalized costs less accumulated depletion and amortization and deferred taxes of all cost centres is further limited to an amount equal to the estimated future net revenue from proved reserves plus the cost (net of impairments) of all unproved properties less estimated future general and administrative expenses, future financing costs and taxes.

        The costs (including exploratory dry holes) related to cost centres from which there has been no commercial production are not subject to depletion until commercial production commences.  The capitalized costs are periodically assessed to determine whether it is likely such costs will be recovered in the future.  Costs unlikely to be recovered in the future are written off.

        Proceeds from the farm-out of oil and gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and amortization.

d)    Future Site Restoration Costs

Estimated future site restoration costs are provided for over the life of the proven reserves on a unit-of-production basis.  Costs are estimated each year by management in consultation with the Company’s engineers based on current regulations, costs, technology and industry standards.  Actual site restoration expenditures are charged to the accumulated provision account as incurred.

e)     Environmental Expenditures

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable.  The Company's policy is to comply with legal requirements as a minimum and go beyond these requirements where necessary to conduct its business responsibly and in accordance with the principles of economically sustainable development.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

f)     Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

g)    Share Capital

Proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

Share capital issued for non-monetary consideration is recorded at an amount based on estimated fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the Company.

h)    Stock-Based Compensation – Change in Accounting Policy

The Company has adopted the recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.  In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro forma disclosure was acceptable for awards made to employees.

As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning 1 August 2003.

i)     Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

j)     Conversion of Foreign Currencies

For its 31 July 2002 year-end reporting, and all subsequent reporting, the Company adopted the U.S. currency as its reporting currency and has prepared its financial statements on that basis.

The accounts of the Company are now prepared in U.S. funds and the Company’s Canadian operations are translated into U.S. dollars under the temporal method as follows:

•      Monetary assets and liabilities at year-end rates;

•      All other assets and liabilities at historical rates;

•      Income and expense items and exploration and development costs translated in a manner that produces substantially the same result as would have resulted had these items been translated on the date they occurred;

•      Exchange gains and losses arising from these transactions are treated as period items.

k)    Basis of Segmented Disclosure

The Company’s only business activity is the exploration and development of oil and gas prospects.  During the year, the Company had administration activity in North America and exploration and development activity in Indonesia.  The segmented information is identified by geographic location of the Company’s exploration and development activities.

l)     Management’s Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

m)   Cumulative Exploration Stage

In 1993 the Company became involved in start-up mineral and oil and gas exploration operations.  These financial statements reflect exploration stage operations from 1 August 1993.  Prior to 1 August 1993 the Company was in the compressor rental industry.

3.     Fair Value of Financial Instruments

The Company's financial instruments consist of cash, amounts due from and to related parties, goods and service tax recoverable, accounts payable, promissory notes payable and capital lease obligation.  The carrying value of these financial instruments approximates their fair value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk in that material accounts payable are denominated in both Canadian dollars and Indonesian Rupiah.  The US dollar value of these payables will fluctuate due to changes in foreign exchange.

4.     Prepaid Costs

On 1 July 2002 the Company entered into a corporate financing agreement with an unrelated party.  The unrelated party is to provide services related to raising capital for the Company over a 30-month period starting 1 July 2002. Upon signing the agreement the Company prepaid $45,000 in corporate financing costs, leaving $7,500 prepaid as at 31 July 2004.

On 1 July 2002 the Company entered into consulting agreements with two unrelated parties. The unrelated parties are to provide services related to the Company’s oil and gas properties (Note 5) over a 30-month period starting 1 July 2002. Upon signing the agreements the Company prepaid $30,000 in consulting costs, leaving $5,000 prepaid as at 31 July 2004.

5.     Resource Property Costs

a)     Bengara and Yapen

By separate share purchase and transfer agreements (“SPTA”) with effective dates of 1 August 1998 and subsequent amendments between 30 September 1998 and 19 January 2000, the Company purchased 100% of the issued and outstanding shares of Bengara and Yapen, two British Virgin Island companies with oil and gas exploration activities in Indonesia.  The Company accounted for the acquisition of the subsidiaries using the purchase method of accounting for a business combination. Included in the Company’s statement of loss are the results of operations of both subsidiaries from the date of acquisition forward.

Bengara

Bengara was incorporated in the British Virgin Islands on 9 September 1997 and on 4 December 1997 entered into a production-sharing contract (“PSC”) with Badan Pelaksanaan Minyak dan Gas Bumi (“BPMIGAS”), the Oil & Gas Governing Authority (formerly, PT Pertamina (Pesero) (“Pertamina”), the Indonesian government’s state owned oil and gas enterprise).  The Bengara-II PSC grants the Company the exclusive authority, for a term of 30 years, to conduct petroleum exploration, development and production operations in an area of approximately 3,650 square kilometers known as the Bengara II Block area, East Kalimantan.  Pursuant to the Bengara-II PSC as currently amended, the cumulative expenditure commitment through 4 December 2005 totals $22,500,000, of which approximately $3,900,000 has been spent.  The Company’s activities within the Bengara-II PSC contract area are currently in the exploration stage and no crude oil or natural gas is being produced within the contract area.

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Bengara is uncertain, consequently the Company wrote down the book value of the property to $1.

Yapen

Yapen was incorporated in the British Virgin Islands on 8 January 1998 for the purpose of holding the Yapen PSC with BPMIGAS (formerly Pertamina), which was signed on 27 September 1999.  Prior to its farm out agreement with Medco (Note 5aii), Yapen had a controlling interest in the PSC. However, as a result of the farm out agreement, Yapen currently retains only a 10% interest in the PSC. Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with Yapen is uncertain, consequently the Company wrote down the book value of the property to $1.

Indonesian Farm-Out

i)     GeoPetro Resources Company (“GeoPetro”)

The Company and GeoPetro of San Francisco, California entered into a Farm-Out Agreement (“FOA”) dated 1 January 2000 pursuant to which the Company farmed out 40% of its 100% interest in each of the Yapen and Bengara subsidiaries and underlying properties.

ii)    Medco International Ventures Ltd. (“Medco”)

On 5 November 2002, the Company’s subsidiary, Yapen, completed an agreement to farm out 90% of it’s PSC to Medco.  As part of the agreement Medco paid approximately $572,000 of Yapen’s current liabilities and will fund 100% of the future property development costs up to commercial production.  Upon commercial production, Yapen will be required to fund 10% of the costs.  As a result of this agreement, Yapen assigned 90% of the PSC to Medco and Yapen retained a 10% interest in the PSC. Yapen has no further financial commitments to the PSC until commercial production is reached at which time Yapen will be required to fund its proportionate costs, being 10%. Medco has subsequently farmed out a 75% share of its Yapen PSC but Yapen's 10% interest was unaffected.

iii)   China Wisdom International (HK) Ltd. (“China Wisdom”)

During the 31 July 2003 fiscal year, the Company and its farm out partner, GeoPetro, entered into an agreement with an unrelated partner, China Wisdom, to dispose of 40% of the Bengara subsidiary.  To earn its 40% interest, China Wisdom was to:

-      pay $720,000 and drill five exploration wells no later than 31 December 2004, at least three of which were to be drilled in 2003, with the first of the three completed by 30 September 2003.  No drilling was commenced by China Wisdom.

During the prior fiscal year, to fulfill its obligation under the farm out agreement, 40% of the issued and outstanding shares of Bengara had been transferred to China Wisdom.

On 4 December 2003, the Company and GeoPetro gave China Wisdom notice that the agreement is to be terminated effective 1 December 2003 and requested that the Bengara shares previously transferred to China Wisdom be returned to the Company and GeoPetro.

The Company together with GeoPetro were claimants in a civil suit brought against China Wisdom International (HK) Ltd. pertaining to China Wisdom’s default and failure to fulfill its drilling obligations under the FOA. In a 28 July 2004 ruling handed down by the Eastern Caribbean Supreme Court in the High Court of Justice British Virgin Islands (BVI) the court declared the Farm Out Agreement dated 3 March 2003 between the Claimants and China Wisdom as terminated.

The court ordered China Wisdom to re-transfer 20,000 common shares of Bengara to the Company (12,000 shares) and GeoPetro (8,000 shares) by 31 August 2004 and in the event that China Wisdom fails to make such transfer by said date then the court has ordered the BVI Registrar of Companies to sign transfers on behalf of China Wisdom concluding the re-transfer of the said shares to the Company and GeoPetro. Additionally, the court ordered China Wisdom to pay Claimant’s legal costs in matter in the amount of $ 7,700.

China Wisdom defied the court order to return 12,000 common Bengara shares by 31 August 2004 and in accordance with the court’s instructions the BVI Companies Registrar signed documents dated effective 1 October 2004 returning the said 12,000 fully paid Bengara shares to the company restoring its Bengara ownership to a total of 30,000 shares representing a 60% stake.

As at 31 July 2003, $300,000 had been received with 60% ($180,000) and 40% ($120,000) of the proceeds being allocated to the Company and GeoPetro.  Subsequent to 31 July 2003 and prior to 31 January 2004, an additional $419,782 had been received with 60% ($251,869) and 40% ($167,913) of the proceeds being allocated to the Company and GeoPetro.

Prior to 31 July 2003, the Company issued to unrelated parties 1,500,000 common shares of the Company as a finders’ fee in relation to this agreement.  These shares were valued at $300,000 and were expensed.

The Company recognized its portion of the proceeds, being $431,869, as income.  The net effect of this transaction was a gain of $131,869.

b)    GAT Bangkudulis Petroleum Company Ltd. (“GATB”)

On 31 August 2001, the Company completed the acquisition of 70% of the issued and outstanding shares in GATB from Dimensions West Energy Inc. (“DWE”).

GATB is party to a Technical Assistance Contract (“TAC”) dated 7 October 1996 with Pertamina, the Indonesian government’s state owned oil and gas enterprise.  The TAC grants GATB exclusive authority to conduct petroleum exploration, development and production in an area of approximately 18.63 square kilometers on the Indonesian island of Kalimantan.  The TAC requires GATB to expend $4.65 million (including the cost of drilling two wells) on the oil and gas property in the first two contract years.  Under the TAC agreement, the cumulative expenditures on the property to date total $6.375 million.  The Company is still required to drill at least two new wells to fulfill the minimum commitment under the TAC.  During the current year, the Company submitted a Plan of Development (“POD”) to Pertamina that was subsequently accepted without amendment.  Based on the approval of the POD by Pertamina, the Company may commence commercial exploitation and production of the GATB property.  If the POD work successfully establishes oil production then the TAC will continue for its full term until 6 October 2016 and any extension thereof.  If the POD does not establish production then the Company could apply to Pertamina to terminate the TAC.

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with GATB is uncertain, consequently the Company wrote down the book value of the property to $1.

6.     Equipment

        Details are as follows:

	Costs	Accumulated Amortization	2004 Net Book Value	2003 Net Book Value
Field survey equipment	$109,356	$35,713	$73,643	$60,616
Furniture	6,788	2,715	4,073	-
Computer equipment	15,573	7,975	7,598	6,785
	131,717	46,403	85,314	67,401
Auto - capital lease	66,510	25,500	41,010	66,510
	$198,227	$71,903	$126,324	$133,911

7.     Promissory Notes Payable

In a prior year, the Company repaid the principal and a portion of the interest outstanding on its promissory notes payable.  As at 31 July 2004, $50,000 of accrued interest remains outstanding.  The note holders have confirmed that no additional interest will be accrued or payable.

8.     Capital Lease Obligations

A Company subsidiary is currently obligated to certain capital leases for two automobiles.  Details are as follows:

Payable at $1,883 per month interest and principal, secured by the related automobiles. The leases expire in January 2006.	$32,622
Less: Current portion	20,235
$12,387

Scheduled annual lease payments of principal on the capital leases are as follows:

Period to 31 July 2005	$20,235
Period to 31 July 2006	12,387
$32,622

9.     Contingent and Conditional Liabilities

The contingent and conditional liabilities are attributable solely to the Company's majority owned GATB subsidiary. Most of these liabilities were acquired together with the GATB subsidiary upon the Company's acquisition of a 70% stake in GATB in 2001.

GATB has accrued and made provision for contingent and conditional liabilities totalling an amount of $3,455,585 (2003 - $3,739,767).  Contingent and conditional liabilities include the following:

Fees: GATB has accrued an amount of $97,500 (2003 - $377,000) as a contingent and conditional liability payable to a director of the Company and directors and officers of GATB in respect of deferred compensation for personal services provided as directors and/or managers of GATB (See Note 15c). By agreement this entire amount is payable only in the event GATB commences commercial production from the Bangkudulis Field. If no production is achieved this liability is not payable.

Labor Dispute Provision: GATB has made provision for a Rupiah settlement of a labor dispute.  At year-end this provision amounts to a US$ equivalent of $41,787 (2003 - $46,240). This amount is contingent and represents a maximum payable. Actual payment of the claim may occur at some reduced amount and is conditional upon settlement of the labor dispute claim (See Note 15d).

Tax Penalties & Interest: GATB has made provision for payment of estimated Rupiah penalties and interest conditionally applicable to outstanding withholding taxes due to Indonesian tax authorities.  At year-end this provision amounts to a US$ equivalent of $225,567 (2003 - $227,092). This amount is contingent and represents an estimated maximum payable. Actual payment of the claim may occur at some reduced amount and is conditional upon settlement terms.

Value Added Tax: GATB has accrued a US$ equivalent amount of $528,549 (2003 - $527,253) at year-end for Value Added Tax ("VAT") which is a contingent payable. VAT taxes are deferred under current Indonesian tax law and GATB shall be obliged to pay accrued VAT, if and only if, Bangkudulis Field production is achieved. VAT is not due and payable until such time as commercial production from the Bangkudulis Field and is not payable at all in the event no production is achieved. VAT is denominated in Indonesian Rupiah and the total amount changes monthly depending upon the US$ to Rupiah exchange rate applied.

Shareholder Loan: GATB has accrued an amount of $2,562,182 (2003 - $2,562,182) that is repayable to its former shareholders for funds contributed to GATB by them prior to the Company's involvement. In accordance with a 9-April-2001 agreement between only the current shareholders of GATB, the current shareholders have agreed to cause GATB to repay this amount, without interest, to the former shareholders.  In such event the loan from former shareholders will be repaid, if and only if, Bangkudulis Field production is achieved and only at such time as GATB revenue is sufficient to repay it.

10.   Share Capital

a)     During the prior fiscal year, the Company amended its authorized share capital.  The Company’s authorized share capital now consists of 600,000,000 shares divided into 500,000,000 common shares without par value and 100,000,000 preferred shares without par value.  As at 31 July 2004, there are Nil preferred shares issued or outstanding.

b)    During the year, all remaining common shares held in escrow were returned to treasury.  As at 31 July 2004, the Company has nil (2003 – 93,750) common shares held in escrow.

c)     Details of outstanding share purchase options are as follows:

Description of Option holder	Number of shares	Price per Share	Expiry date
Directors / Officers	1,000,000	$0.20	30 January 2005
Former Director’s Estate	500,000	$0.20	30 January 2005
Subsidiary Director	1,000,000	$0.20	30 January 2005
Employees / Consultants	91,250	$0.20	30 January 2005
Directors / Officers	500,000	$0.25	30 January 2005
Employees / Consultants	440,000	$0.25	30 January 2005
Former Director’s Estate	1,000,000	$0.15	28 June 2005
Directors / Officers	940,000	$0.20	30 July 2005
Employees / Consultants	1,250,000	$0.20	30 July 2005
Employees / Consultants	150,000	$0.25	30 July 2005
Employees / Consultants	100,000	$0.25	30 August 2005
Directors / Officers	1,100,000	$0.15	30 December 2005
Employees / Consultants	1,135,000	$0.15	30 December 2005
	9,206,250

Directors and officers include those of the Company.  Consultants and Employees include consultants, contractors, advisors and employees of the Company and those of subsidiaries of the Company.

d)    Details of outstanding share purchase warrants are as follows:

Number of shares	Exercise Price per Share	Exercise/Expiry Date
500,000	CDN $0.70	24 November 2004 (i)
1,555,000	U.S. $0.15	30 July 2005
1,635,812	U.S. $0.60	10 September 2005
2,080,000	U.S. $0.15	10 September 2005
1,327,000	U.S. $0.30/$0.60	10 June 2005/2006
450,000	U.S. $0.30/$0.60	14 July 2005/2006
7,547,812

        (i) – These warrants expired on 24 November 2004 without exercise.

e)     Stock-Based Compensation

Effective 1 August 2003, the company adopted the recommendations of CICA Handbook Section 3870, Stock-based Compensation (Note 2h).  The new standard requires that stock-based awards made to employees and non-employees be measured and recognized using a fair value based method.

During the year ended 31 July 2004, the Company granted options to purchase up to 5,200,000 shares of the Company’s stock to directors, officers, employees and consultants at exercise prices of $0.20 and $0.25, with a combined fair value of $469,830 on the grant date.  The fair value of $469,830 has been recorded in the Company accounts.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	121%
Risk-free interest rate	1.35%
Expected life of options	1.36 years

The weighted average grant-date fair value of options granted was $0.09.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

11.   Related Party Transactions

All related party transactions have been disclosed elsewhere in these consolidated financial statements, except as follows:

a)     During the year, management, director, or officer fees in the amount of $468,500 (2003 - $322,687; 2002 - $342,928) were paid or accrued to a director, a company controlled by a director or a director of one of the Company’s subsidiaries.

b)    During the year, consulting fees in the amount of $92,500 (2003 - $252,500; 2002 - $186,500) were paid or accrued to a director, or a director of one of the Company’s subsidiaries.

c)     During the year, interest on a personal loan of $Nil (2003 - $36,600; 2002 - $Nil) was paid to a director of the Company, by one of the Company’s subsidiaries.

d)            During the year ended 31 July 2004, the following share capital transactions occurred with directors and or their family members, and directors or officers of the Company’s subsidiaries:

-      Nil (2003 - 5,505,000; 2002 - 22,000) common shares were issued through private placements for total proceeds of $Nil (2003 - $825,750; 2002 - $3,300)

-      1,550,854 (2003 - 2,281,385; 2002 - Nil) common shares were issued through exercised warrants for total proceeds of $259,628 (2003 - $342,208; 2002 - $Nil)

-      168,750 (2003 - 1,290,000; 2002 - Nil) common shares were issued through exercised options for total proceeds of $33,750 (2003 - $193,500; 2002 - $Nil)

e)     As at 31 July 2004, $138,178 (2003 - $90,418) was owed by a company controlled by the Estate for a deceased director.  The balance is unsecured, however repayment is expected within one year.

f)     As at 31 July 2004, $9,578 (2003 – receivable of $8,879) is payable to a director, a director of a company subsidiary or a former director of a company subsidiary.

12.   Income Taxes

        As at 31 July 2004, the Company has approximately CDN $2,937,000 of losses for income tax purposes which may be used to offset future taxable income.  These losses expire as follows:

Year of Origin	Expiry Year	CDN$ Amount
1999	2006	$311,000
2000	2007	860,000
2001	2008	400,000
2002	2009	403,000
2003	2010	350,000
2004	2011	613,000
		$2,937,000

The Company has certain resource related expenses of approximately CDN $1,938,000 which may be carried forward indefinitely and used to reduce future taxable income.  There are approximately U.S. $2,200,000 of losses in the USA that can usually be applied to income in future periods, however, the Company has not filed its USA returns.  In addition, the Company’s subsidiaries have incurred certain expenditures in Indonesia that may be used to reduce taxes should production be achieved.

        The benefits, if any, of these income tax losses and resource pools carried forward have not been reflected in the accounts.

13.   Segmented Information

	North America		Indonesia	Consolidated
31 July 2004
Segmented revenue	$-		$-	$-
Segmented operating loss	$617,742		$492,995	$1,110,737
Identifiable assets	$171,919		$316,839	$488,758
31 July 2003
Segmented revenue	$-		$-	$-
Segmented operating loss	$1,474,124		$572,492	$2,046,616
Identifiable assets	$763,149		$320,804	$1,083,953
31 July 2002
Segmented revenue	$-		$-	$-
Segmented operating loss	$185,657	$	(i) 7,783,699	$7,969,356
Identifiable assets	$300,506		$998,576	$1,299,082

(i)    During the year ended 31 July 2002, the Company wrote down the book value of its Indonesian oil and gas properties by $6,986,726 to $945,717 (Note 5).

14.   Reclassification

Certain prior year balances have been reclassified to the current year’s financial statement presentation.

15.  Commitments and Contractual Obligations

a)     During the year, a management services contract with a director and an investor relation services contract with an officer were terminated.  The Company has no further obligations with respect to these two contracts.

b)    During the year, the Company entered into a consulting agreement with the Company’s new Vice-President and Chief Operating Officer (“VP-CIO”) for management services at $5,000 per month for a period of 18 months expiring 31 July 2005.  The VP-CIO was also granted 1,000,000 incentive stock options at an exercise price of $0.20 expiring 31 July 2005.

c)     During the year, and in accordance with the provisions of the China Wisdom FOA (See Note-5.a.iii) the Company's 60% owned Bengara subsidiary was committed to employment agreements with the Company's president and with the Bengara chief financial officer for monthly salaries of $12,500 each. Bengara could not terminate these agreements without severance pay, calculated as the monthly salary at termination multiplied by the number of months remaining until the expiration of the Bengara-II PSC from the date of termination plus 60 additional months. The Bengara shareholders terminated these two agreements effective 1 December 2003 at the same time they terminated the China Wisdom FOA on which the agreements were authorized.  It is management’s opinion that these employment agreements mandated by the China Wisdom FOA were terminated and vacated by the BVI Court's order upholding the FOA termination and no further fees or severance is payable.

d)    As at 31 July 2004, Bengara has entered into numerous staff employment agreements that can be terminated with 60 days notice.

e)     In a prior year, the Company's 70% owned GATB subsidiary entered into various management agreements with its directors and officers. GATB had accrued these costs and liabilities, however these liabilities were conditional upon, and are not payable and may be written off, if GATB is unsuccessful in establishing commercial oil production or the individuals involved leave voluntarily or are dismissed for cause.  The GATB subsidiary terminated these entitlements upon 31 July 2004 and from that date forward they are no longer accrued.  At the time of termination, contingent liabilities in the amount of $328,500 were written off due to certain individuals having left the Company.  As at 31 July 2004, contingent fees payable total $97,500 (Note 9)

f)     In May 2002, former employees of GATB, filed a claim against the subsidiary with the Jakarta district Committee for Settlement of Labour Disputes ("CSLD") claiming unpaid Rupiah severance pay equivalent to $83,000.  The CSLD has rejected portions of the claim and reduced the claim to approximately $41,000, which has been accrued. GATB continues to defend its position and is confident that it will prevail in eliminating or reducing the claim.

g)    During the 2002 fiscal year, the Company entered into a financing arrangement and related agreements with a private "Investor" providing a firm and binding "Equity Line of Credit" to the Company in the amount of up to US$ 20,000,000 over the next three years.  The Company issued 1,000,000 of its common shares to the principals of the Investor soon after signing the financing arrangement in full expectation of performance of promises made by the Investor under the agreements.  Subsequently, the global uncertainty post 9-11 and depressed US stock market conditions contributed to the Company’s decision to delay filing of the required prospectus to implement the Equity Line funding arrangement. A dispute between the Company and the Investor has arisen over a claim by the Investor for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by the Investor. The Company does not believe that the issue of any more shares to the Investor is appropriate given the fact that all parties agree original Equity Line of Credit agreements provide for a financing arrangement that is no longer available.  Consequently, on January 13, 2004, the Company filed a civil complaint in United States District Court for the Southern District of New York against the Investor seeking an order (i) declaring that the Equity Line of Credit Agreement is void and unenforceable, and that accordingly the Company is not required to deliver any additional shares of its common stock to the Investor, (ii) for the return of shares of its common stock the Company has already delivered to the Investor, and (iii) for damages caused by the Investor’s failure to return such shares to the Company and to perform certain services for the Company.  The Investor has filed a counter claim suit against the Company for the payment of the second tranche of shares.  As at the report date of these financial statements the outcome of this suit is not determinable and no provision has been made in these financial statements as a result of the counter claim.

16.   Subsequent Events

a)     The Company amended the terms of certain outstanding stock options.  For 940,000 options the Company reduced the exercise price from $0.25 to $0.17 and extended the term from 30 January 2005 to 30 December 2005.  For 600,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 January 2005 to 30 December 2005.  For 1,831,250 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 December 2005.

b)    The Company granted 50,000 new incentive stock options to a consultant. The options are valid until December 30, 2005 and have an exercise price of US$ 0.17 per share.

QUARTERLY AND YEAR END REPORT

B.C. Securities Commission Form 51/901F

Schedule B

CONTINENTAL  ENERGY  CORPORATION

For the Quarter Ended July 31, 2004

1.     ANALYSIS OF EXPENSES AND DEFERRED COSTS

a)     Resource Property costs (See Schedule 1 for details).

b)    General and Administrative Expenses (See Schedule 2 for details).

2.     RELATED PARTY TRANSACTIONS

See notes to consolidated financial statements in Schedule-A for details.

3.     SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE QUARTER

a)     Securities issued:

Date of Issue	Type of Security	Type of Issue	Number	Price US$	Proceeds US$	Type of Consideration	Commission Paid US$
9 June 2004	Common	Warrants Exercise	895,000	$0.15	$134,250	Cash	None
23 July 2004	Common	Warrants Exercise	811,666	$0.15	$121,750	Cash	None
23 July 2004	Common	Warrants Exercise	125,000	$0.30	$37,500	Cash	None
30 July 2004	Common	Warrants Exercise	40,500	$0.15	$6,075	Cash	None
23 July 2004	Common	Options Exercise	40,000	$0.15	$6,000	Cash	None
23 July 2004	Common	Options Exercise	108,750	$0.20	$21,750	Cash	None
23 July 2004	Common	Options Exercise	60,000	$0.25	$15,000	Cash	None
30 July 2004	Common	Options Exercise	50,000	$0.15	$7,500	Cash	None
30 July 2004	Common	Options Exercise	60,000	$0.20	$12,000	Cash	None

b)    Options granted:

Date of Issue	Type of Security	Type of Issue	Number	Exercise Price US$
None	Common Shares	Incentive Options	---	---

c)     Options cancelled:

Date of Issue	Type of Security	Type of Issue	Number	Exercise Price US$
None	Common Shares	Incentive Options	---	---

d)    Options expired due to employment/engagement termination or expired term:

Option Agreement Expiration Date	Type of Security	Type of Issue	Number	Exercise Price US$
30 July 2004	Common Shares	Incentive Options	1,060,000	$0.15

4.     SUMMARY OF SECURITIES AS AT THE END OF THE QUARTER

a)     Authorized share capital:

Number	Class of Shares	Dividend Rate on Preferred Shares	Cumulative (Y/N)	Redemption Provisions	Conversion Provisions
500,000,000	Common	N/A	N/A	N/A	N/A
100,000,000	Preferred	N/A	N/A	N/A	N/A

b)    Shares issued and outstanding:

Number	Amount	Class of Shares
49,375,412	$23,590,723	Common
0	$ 0	Preferred

c)     Options, warrants and convertible securities outstanding:

Optionees by Classification (i)	Number of Common Shares Optioned	US$ Exercise Price per Share	Exercise Expiry Date
Consultants & Employees	1,091,250	$0.20	30 January 2005
Consultants & Employees	440,000	$0.25	30 January 2005
Consultants & Employees	1,250,000	$0.20	30 July 2005
Consultants & Employees	150,000	$0.25	30 July 2005
Consultants & Employees	100,000	$0.25	30 Aug 2005
Consultants & Employees	1,135,000	$0.15	30 Dec 2005
Subtotal Consultants & Employees
Former Director Estate	500,000	$0.20	30 January 2005
Former Director Estate	1,000,000	$0.15	28 June 2005
Subtotal Director’s Estate	1,500,000
Directors & Officers	1,000,000	$0.20	30 January 2005
Directors & Officers	500,000	$0.25	30 January 2005
Directors & Officers	940,000	$0.20	30 July 2005
Directors & Officers	1,100,000	$0.15	30 Dec 2005
Subtotal Directors & Officers	3,540,000
Total Options Outstanding	9,206,250

(i)           Directors and officers include those of the Company. Consultants & Employees includes consultants, contractors, advisors and employees of the Company and those of subsidiaries of the Company.

Details of outstanding common share purchase warrants are as follows:

Number of Common Shares Reserved Against Outstanding Warrants	US$ Exercise Price per Share	Exercise Expiry Date
500,000	CDN $0.70	24 November 2004
1,555,000	$0.15	30 July 2005
1,635,812	$0.60	10 September 2005
2,080,000	$0.15	10 September 2005
1,327,000	$0.30/$0.60	10 June 2005/2006
450,000	$0.30/$0.60	14 July 2005/2006
	Total Warrants Outstanding

d)    Shares subject to escrow or pooling agreements.

Number (i)	Class
0	Common Shares
0	Preferred Shares

5.     NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Richard L. McAdoo, Director & President (1)

James D. Eger, Director, Secretary, Vice President & Chief Information Officer (2)

Stan Lichman, Director (1) (2)

Paul L. Hayes, Jr., Director (1) (2)

 (1) Audit Committee Member

 (2) Executive Compensation Committee Member

---End Schedule-B---

QUARTERLY AND YEAR END REPORT

B.C. Securities Commission Form 51/901F

Schedule C

CONTINENTAL ENERGY CORPORATION

For the Quarter Ended July 31, 2004

Nature of Business

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, geological conditions are favorable for hydrocarbon accumulation and Continental has acquired rights to three production sharing contract areas covering 2.5 million acres, the Bangkudulis Block, the Bengara-II Block and the Yapen Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Highlights of the Quarter

The quarter ended July 31, 2004 marks the end of the fourth quarter of the Company’s annual fiscal year ending July 31, 2004. Significant events having material effect on the business affairs of the Company which have occurred during the “Past Quarter” ended July 31, 2004 are summarized below:

Director Gary R. Schell

The Company’s director and Chairman and Secretary, Mr. Gary R. Schell passed away June 28, 2004.

Secretary and Chairman Appointed

With the passing of Mr. Schell, the Company’s President, Mr. Richard L. McAdoo was appointed temporary acting Chairman. Mr. James D. Eger was appointed corporate Secretary.

Langley, BC, Office Closed

The Company closed its administrative office in Langley, BC, on July 31, 2004. Functional responsibility for the Company’s administration was moved to the Company’s Dallas, Texas, USA office.

China Wisdom Farm Out Suit Won

Continental Energy together with its partner GeoPetro Resources Company and their jointly owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. were claimants in a civil suit brought against China Wisdom International (HK) Ltd. pertaining to China Wisdom’s default and failure to fulfill its drilling obligations under a March 3, 2003 Farm Out Agreement regarding the Bengara-II Block production sharing contract area in Indonesia. In a July 28, 2004 ruling handed down by the Eastern Caribbean Supreme Court in the High Court of Justice Virgin Islands the court declared the Farm Out Agreement dated March 3, 2003 between the Claimants and China Wisdom as terminated. See further discussion in “Claims, Contingencies & Litigation” section below.

Warrants Term Extended

The Company extended the term of 1,555,000 common share purchase warrants for an additional year until July 30, 2005. No change was made to the exercise price of US$0.15. The warrants were originally purchased pursuant to private placements.

Warrants Term Amended

The Company amended the exercise price of 435,000 common share purchase warrants during the second year ending June 10, 2005 from US$0.30 to US$0.15. No change was made to the exercise price of US$0.60 for the third year of the warrants ending June 10, 2006. The warrants were originally purchased pursuant to private placements.

Options Term Extended

The Company extended the term of 3,235,000 common share purchase incentive options for an additional seventeen months until December 30, 2005. No change was made to the exercise price of US$0.15.

Subsequent Events

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the “Past Quarter” ended July 31, 2004 but prior to publication of this report are summarized below:

Bengara-II JV Subsidiary Shares Returned

Despite written demand made upon China Wisdom International (HK) Ltd. to comply with the court’s order (see “China Wisdom Farm Out Suit Won” above) there was no response by August 31, 2004. The 20,000 common shares of joint venture subsidiary were transferred back to the Company and to its partner GeoPetro Resources Company. Also despite written demand, the Company has not received the court ordered legal costs of US$ 7,700, which China Wisdom International (HK) Ltd. is ordered to pay.

Director Change

The Company’s director Mr. Gary Wine resigned from the board and on October 18, 2004 the board appointed Mr. James D. Eger to serve in his place until the next AGM.

Options Amended

The Company amended the terms of certain outstanding stock options. For 940,000 options the Company reduced the exercise price from $0.25 to $0.17 and extended the term from January 30, 2005 to December 30, 2005. For 600,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from January 30, 2005 to December 30, 2005. For 1,831,250 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from July 30, 2005 to December 30, 2005.

Options Granted

The Company granted 50,000 new incentive stock options to a consultant. The options are valid until December 30, 2005 and have an exercise price of US$ 0.17 per share.

Management Discussion and Analysis of Financial Results

Financial Results for the Year Ended July 31, 2004

The quarter ended July 31, 2004 marks the end of the fourth quarter and the end of the Company’s annual fiscal year.

-     Current Working Capital Situation

As at July 31, 2004, the Company's consolidated financial statements reflect a working capital deficit of $824,545. This represents a working capital deficit increase of $334,653 compared to the July 31, 2003 deficit of $489,892.  (The July 31, 2003 working capital deficit of $4,229,659 as originally disclosed in the prior year audited financial statements has been updated to reflect the reclassification of certain accounts payables and amounts due to related parties to conform with the presentation used in the current year.  The decrease is due to the Company reclassifying certain contingent and conditional liabilities recorded in its GATB subsidiary in the amount of $3,455,585 for 2004 and $3,739,767 in 2003.  See “GAT Bangkudulis Payables, Accrued & Contingent Liabilities” section below for further details.  As a result of the reclassification, the accounts payable and accrued liabilities balance disclosed in the consolidated financial statements as at 31 July 2003 was reduced by $3,362,767 from $4,608,355 to $1,245,588 and the amount due to related parties was reduced by $377,000 from $368,121 to a receivable of $8,879.)  To improve its working capital position the company is currently negotiating private placements and farm out agreements for its properties.

-     Investments

During the year ended July 31, 2004 the Company invested $635,862 in its Indonesian oil & gas properties and recovered $383,249 from its farm out partner, GeoPetro.  Under the terms of the China Wisdom agreement, the Company received proceeds in the amount $251,869 from China Wisdom during the year, representing its 60% share in Bengara.

▪     Finance

During the year ended July 31, 2004,

-      3,330,554 warrants were exercised resulting in the issuance of 3,330,554 common shares for total proceeds of $518,333, of which $92,008 was received prior to July 31, 2003.

-      388,750 options were exercised resulting in the issuance of 388,750 common shares for total proceeds of $72,750.

-     Income

The Company had no revenue during the year ended July 31, 2004.

-     Expenses

Overall, year over year expenses decreased by $935,879 from $2,046,616 to $1,110,737 for the years ended July 31, 2003 and 2004 respectively. The major changes in the current year as compared with the prior year are outlined below.  The Company expensed $252,613 as its share of current year costs on the Oil and Gas properties compared to only $76,344 in the prior year.  The Company continues to write-off all property expenditures as incurred until such time as an active work program is commenced on the properties.  $469,831 of the current year expense is due to stock option compensation expense booked in relation to 5,200,000 options granted during the year.  The stock compensation expense in the prior year was $1,061,000.  The Company did not incur any finder’s fees in the current period as compared to $300,000 in the prior year relating to the China Wisdom agreement.  The Company received $251,869 from farm out proceeds from China Wisdom compared to only $180,000 in the prior year.  The prior year finder’s fee of $300,000 less the proceeds of $180,000 have been shown as a net loss of $120,000 in the prior year column on the Consolidated Statement of Operations.  The Company recorded a gain on the reduction of some conditional payables owed to former employees of the Company’s GATB subsidiary for accrued management fees in the amount of $328,500.  These fees had been accrued in prior years as conditional liabilities and were only to be paid out if GATB established commercial oil production.  According to the agreements with the various individuals, the entitlement to any conditional fees terminated upon the individual leaving the Company.

General and administrative expenses increased by $128,690 from $289,707 to $418,397 for the year ended July 31, 2003 and 2004 respectively. The significant changes to general and administrative expenses are in office expenses, professional fees, travel, rent and shareholder information. Office costs increased from $109,115 to $157,935, professional fees increased from $34,778 to $66,311, travel increased from $44,109 to $65,433, rent increased from $28,207 to $50,596 and shareholder information increased from $10,168 to approximately $18,990 for the years ended July 31, 2003 and 2004 respectively.  All other general and administrative expenses are at consistent levels compared to the previous period.  Management fees increased by $144,656 from $333,675 to $478,331 for the years ended July 31, 2003 and 2004 respectively.   Additional management salaries were paid to current GATB management during the current year and one additional management position was added in the Company’s Dallas office.  The Company had an unrealized foreign exchange gain of $39,798 in the current year compared with an unrealized foreign exchange loss of $116,820 in the prior year.  As discussed in Note 3 to the consolidated financial statements, the Company is subject to foreign currency fluctuation especially on its large accounts payable balances denominated both in Indonesian Rupiah and Canadian Dollars.  The prior year foreign exchange loss combined with interest paid on loans of $36,725 represents the $153,545 on the consolidated statement of operations.  There was no interest paid on loans in the current year.  Amortization expense increased by $18,706 from $24,996 to $43,702 for the years ended July 31, 2003 and 2004 respectively. The increase is due to the amortization related to capital and leased assets acquired by the Bengara subsidiary in the year ended July 31, 2003. All other expense groups are consistent with the comparative period.

-    GAT Bangkudulis Payables, Accrued & Contingent Liabilities

As at July 31, 2004, the Company's consolidated balance sheet, included in Schedule-A above, reflects total liabilities of $4,642,448. Of this total, an amount of $4,330,931 (or 93% of total liabilities) is attributable solely to the Company's majority owned GAT Bangkudulis subsidiary ("GATB"). Most of these liabilities were acquired together with the GATB subsidiary upon the Company's acquisition of a 70% stake in GATB in 2001. Of the GATB total accrued liabilities, firm payables total $875,346 (20%) shown as part of accounts payable and accrued liabilities in the financial statements and the remaining balance of $3,455,585 (80%) shown as contingent and conditional liabilities is contingent and is payable only on the conditions described below.

Firm Payables

GATB accounts payable total $875,346 which includes trade payables of $568,396, an annual advance due Pertamina of $25,000 and accrued withholding taxes of $281,950. GATB has negotiated with creditors due these amounts and expects to pay them according to a schedule from Bangkudulis Field production. Most of these payables are denominated in Indonesian Rupiah and the total amount changes monthly depending upon the US$ to Rupiah exchange rate applied.  The firm payables have been presented as current liabilities in the consolidated financial statements.

Conditional Liabilities

GATB has accrued and made provision for contingent and conditional liabilities totaling an amount of $3,455,585. Contingent and conditional liabilities include the following:

Fees: GATB has accrued an amount of $97,500 as a contingent and conditional liability payable to a director of the Company in respect of deferred compensation for personal services as a director and manager of GATB. By agreement this entire amount is payable only in the event GAT Bangkudulis commences commercial production from the Bangkudulis Field. If no production is achieved this liability is not payable.

Labor Dispute Provision: GATB has made provision for a Rupiah settlement of a labor dispute described below in the section entitled "Claims, Contingencies & Litigation”. At the end of the year this provision amounts to a US$ equivalent of $41,787. This amount is contingent and represents a maximum payable. Actual payment of the claim may occur at some reduced amount and is conditional upon settlement of the labor dispute claim.

Tax Penalties & Interest: GATB has made provision for payment of estimated Rupiah penalties and interest conditionally applicable to outstanding withholding taxes due to Indonesian tax authorities in the amounts indicated in the section above entitled "Firm Payables". At year-end this provision amounts to a US$ equivalent of $225,567. This amount is contingent and represents an estimated maximum payable. Actual payment of the claim may occur at some reduced amount and is conditional upon settlement terms.

Value Added Tax: GATB has accrued a US$ equivalent amount of $528,549 at the year-end for Value Added Tax ("VAT") which is a contingent payable. VAT taxes are deferred under current Indonesian tax law and GATB shall be obliged to pay accrued VAT, if and only if, Bangkudulis Field production is achieved. VAT is not due and payable until such time as commercial production from the Bangkudulis Field and is not payable at all in the event no production is achieved. VAT is denominated in Indonesian Rupiah and the total amount changes monthly depending upon the US$ to Rupiah exchange rate applied.

Shareholder Loan: GATB has accrued an amount of $2,562,182 that is repayable to its former shareholders for funds contributed to GATB by them prior to the Company's involvement. In accordance with a 9-April-2001 agreement between only the current shareholders of GATB, the current shareholders have agreed to cause GATB to repay this amount, without interest, to the former shareholders.  In such event the loan from former shareholders will be repaid, if and only if, Bangkudulis Field production is achieved and only at such time as GATB revenue is sufficient to repay it.

Additional Disclosure

Material Contracts & Commitments

During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed in this Schedule-C.

Related Party Transactions

Expenditures made by the Company to related parties in the quarter ended July 31, 2004 are detailed in the notes to the interim consolidated financial statements set forth in Schedule-A. During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein.

Investor Relations, Publicity and Promotion

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein, except for the following:

Full time engagement of Mr. Craig Doctor as an investor relations consultant was terminated July 31, 2004. The Company will continue to utilize Mr. Doctor’s services on a part-time basis.

Finder's Agreements, Financial Advice & Fund Raising

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein.

On October 19, 2004 the Company gave notice terminating a financial advisory agreements with the Oberon Group and with Mr. Bruce Dorfman. Stock options in the amount of 150,000 options granted with the advisory agreements will consequently expire on January 30, 2005 in accordance with their terms.

Claims, Contingencies & Litigation

Except for the following actions, and any contingencies elsewhere disclosed in this Schedule-C, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

Labor Tribunal  -  The Company’s GAT Bangkudulis Petroleum Company Ltd. (“GATB”) affiliate, owner of the Bangkudulis TAC property, is involved in a labor dispute with 8 former employees who resigned at their own initiation in December 2001 and in May 2002 brought a claim against GATB with the Jakarta district Committee for Settlement of Labor Disputes (“CSLD”) regarding claimed severance benefits from GATB which GATB disputes. In a letter to GATB dated August 20, 2002 the CSLD rejected portions of the Indonesian Rupiah claim, reducing it from approximately US$ 83,000 to approximately US$ 41,000, which has been accrued in the financial statements. GATB intends to continue fighting the claim and has three more levels of appeal through the CSLD system. GATB is confident it will prevail in getting the claim eliminated or substantially further reduced. Nevertheless, GATB has booked the Rupiah 383,099,363 claim as a contingent liability in August 2002 and no further progress has been made on the claim since that time. The contingent liability for it remains on GATB’s books at end this quarter.

Bengara-II Farm Out Agreement Termination  -  Continental Energy together with its partner GeoPetro Resources Company and their jointly owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. were claimants in a civil suit brought against China Wisdom International (HK) Ltd. pertaining to China Wisdom’s default and failure to fulfill its drilling obligations under a March 3, 2003 Farm Out Agreement regarding the Bengara-II Block production sharing contract area in Indonesia. In a July 28, 2004 ruling handed down by the Eastern Caribbean Supreme Court in the High Court of Justice Virgin Islands the court declared the Farm Out Agreement dated March 3, 2003 between the Claimants and China Wisdom as terminated.

The court ordered China Wisdom to re-transfer 20,000 common shares of joint venture subsidiary Continental-GeoPetro (Bengara-II) Ltd., a British Virgin Islands (BVI) company, to Continental Energy Corporation (12,000 shares) and its partner GeoPetro Resources Company (8,000 shares). In the event that China Wisdom fails to make such transfer by August 31, 2004 then the court has ordered the BVI Registrar of Companies to sign transfers on behalf of China Wisdom concluding the re-transfer of the said shares to Continental Energy and GeoPetro Resources. Additionally, the court ordered China Wisdom to pay Claimant’s legal costs in the amount of $ 7,700.

Despite written demand made upon China Wisdom International (HK) Ltd. to comply with the court’s order there was no response by August 31, 2004. The 20,000 common shares of joint venture subsidiary were transferred back to the Company and to its partner GeoPetro Resources Company. Also despite written demand the Company has not received the court ordered legal costs of US$ 7,700 which China Wisdom International (HK) Ltd. is ordered to pay.

Equity Credit Line Dispute  -  In a press release dated September 19, 2001 the Company announced that it has entered into a financing arrangement and related agreements with a private "Investor" providing a firm and binding "Equity Line of Credit" to the Company in the amount of up to US$ 20,000,000 over the next three years. The Investor was Cornell Capital Partners, LP, ("Cornell") a New York-based investment fund managed by Yorkville Advisors Management, LLC. ("Yorkville"). The Company issued 1,000,000 of its common shares to the principals of Cornell and Yorkville soon after signing the financing arrangement in full expectation of performance of promises made by Cornell and Yorkville under the agreements. Subsequently, the Global uncertainty post 9-11 and depressed US stock market conditions contributed to the Company’s decision to delay filing of the required prospectus to implement the Equity Line funding arrangement. A dispute between the Company and Cornell/Yorkville has arisen over a claim by Cornell/Yorkville for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by Cornell and Yorkville. The Company does not believe that the issue of any more shares to Cornell/Yorkville is appropriate given the fact that all parties agree original Equity Line of Credit agreements provide for a financing arrangement that is no longer available.  Consequently, on January 13, 2004, the Company filed a civil complaint in United States District Court for the Southern District of New York against Cornell and Yorkville seeking an order (i) declaring that the Equity Line of Credit Agreement is void and unenforceable, and that accordingly the Company is not required to deliver any additional shares of its common stock to Cornell, (ii) for the return of shares of its common stock the Company has already delivered to Cornell, and (iii) for damages caused by Cornell/Yorkville’s failure to return such shares to the Company and to perform certain services for the Company. Cornell/Yorkville’s has filed a counter claim suit against the Company for the payment of the second tranche of shares.  As at the report date of these financial statements the outcome of this suit is not determinable and no provision has been made in the consolidated financial statements as a result of the counter claim. The suit continues at the end of the Past Quarter.

Continuous Disclosure & Filings - Canada

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company on Schedule-C of Form 51-901F (Formerly Form 61) British Columbia Securities Commissions (“BCSC”) fiscal quarterly filing forms for each prior fiscal quarter period. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

Continuous Disclosure & Filings - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements for the fiscal year ended 31 July 2003. See website  www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

---o0o---

CEO CERTIFICATE

(Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

I, RICHARD L. MCADOO, President and CEO of Continental Energy Corporation, certify that:

1.         I have reviewed this annual report of a foreign private issuer submitted under Form 6K of CONTINENTAL ENERGY CORPORATION;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this  report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.         The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)         designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)         evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

c)         presented in this  report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.         The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)         all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)         any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.         The registrant's other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 14, 2004

/s/ Richard L. McAdoo

Name:  Richard L. McAdoo

Title:    President & CEO

CFO CERTIFICATE

(Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

I, JAMES D. EGER, Vice President and Acting CFO of Continental Energy Corporation, certify that:

1.          I have reviewed this annual report of a foreign private issuer submitted under Form 6K of CONTINENTAL ENERGY CORPORATION;

2.          Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.          Based on my knowledge, the financial statements, and other financial information included in this  report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.          The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)          designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)          evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

c)          presented in this  report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.          The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)          all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)          any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.          The registrant's other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 14, 2004

/s/ James D. Eger

Name:  James D. Eger

Title:    Vice President and Acting CFO

CERTIFICATION PURSUANT TO

18 U.S.C SECTION 1350, AS ADOPTED

PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

We, the undersigned Richard L. McAdoo and James D. Eger, being, respectively, the President and Chief Executive Officer and the Vice President and Acting Chief Financial Officer, of the registrant Continental Energy Corporation, do each hereby certify that:

1.         the registrant's  audited annual financial statements for the for the quarter and first nine months of the Company’s fiscal year ending July 31, 2004, presented in the Form-51/901F quarterly and annual report format required by the Canadian British Columbia Securities Commission in the registrant’s home jurisdiction, and as a foreign private issuer furnished with Form-6K, fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and that

2.         the information contained in the period report fairly represents, in all material respects, the financial condition and results of operations of Continental Energy Corporation.

Dated: 14 December 2004

/s/ Richard L. McAdoo

Name:  Richard L. McAdoo

Title:    President & CEO

/s/ James D. Eger

Name:  James D. Eger

Title:    Vice President & Acting CFO

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Continental Energy Corporation, and will be retained by Continental Energy Corporation, and furnished to the Securities and Exchange Commission or its staff upon request.

CONTINENTAL ENERGY CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 October 2004

Unaudited - See Notice to Reader

U.S. Funds

CONTINENTAL ENERGY CORPORATION

For the Quarter Ended October 31, 2004

The interim consolidated financial statements of Continental Energy Corporation for the period ended 31 October 2004 as filed on SEDAR December 30, 2004 have

NOT been reviewed by the Company’s auditor.

NOTICE TO READER

We have compiled the interim consolidated balance sheet of Continental Energy Corporation (An Exploration Stage Company) as at 31 October 2004 and the interim consolidated statements of changes in shareholders’ deficiency, operations and cash flows for the three months then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

“Avisar, Chartered Accountants”

Langley, B.C., Canada	AVISAR
29 December 2004	CHARTERED ACCOUNTANTS

Continental Energy Corporation		Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheet
U.S. Funds
Unaudited - See Notice to Reader
	31 October	31 July
ASSETS	2004	2004
Current
Cash	$14,477	$126,313
Goods and service tax recoverable	10,810	9,056
Due from related party	150,211	138,178
Prepaid expenses and deposits	65,358	76,384
	240,856	349,931
Prepaid Resource Property Costs	2,000	5,000
Prepaid Share Issuance Costs	3,000	7,500
Resource Property Costs - Schedule 1 (Note 5)	3	3
Equipment, net of accumulated amortization	110,304	126,324
	$356,163	$488,758
LIABILITIES
Current
Accounts payable and accrued liabilities	$1,113,036	$1,094,663
Due to related parties	71,651	9,578
Promissory notes payable	50,000	50,000
Capital lease obligation - current portion	20,235	20,235
	1,254,922	1,174,476
Capital Lease Obligation	7,182	12,387
Contingent and Conditional Liabilities (Note 6)	3,482,022	3,455,585
Continued Operations (Note 1)

SHAREHOLDERS’ DEFICIENCY
Share Capital - Statement 2	23,590,578	23,590,723
Contributed Surplus - Statement 2	116,550	116,550
Deficit - Statement 2	(28,095,091)	(27,860,963)
	(4,387,963)	(4,153,690)
	$356,163	$488,758
ON BEHALF OF THE BOARD:
"Richard L. McAdoo"
, Director
"James D. Eger"
, Director

- See Accompanying Notes -

Continental Energy Corporation						Statement 2
(An Exploration Stage Company)
Interim Consolidated Statement of Changes
In Shareholders’ Deficiency
U.S. Funds
Unaudited - See Notice to Reader
	Common Shares			Deficit	Deficit
				Incurred	Incurred
				Prior to	During
			Contributed	Exploration	Exploration
	Shares	Amount	Surplus	Stage	Stage	Total
Balance - 31 July 2003	45,749,858	22,547,809	116,550	(11,420,599)	(15,329,627)	(4,085,867)

Exercise of warrants @
$0.15/common share	1,173,388	176,008	-	-	-	176,008
$0.15/common share	285,000	42,750	-	-	-	42,750
$0.15/common share	1,747,166	262,075	-	-	-	262,075
$0.30/common share	125,000	37,500	-	-	-	37,500
Exercise of options @
$0.15/common share	70,000	10,500	-	-	-	10,500
$0.15/common share	90,000	13,500	-	-	-	13,500
$0.20/common share	168,750	33,750	-	-	-	33,750
$0.25/common share	60,000	15,000	-	-	-	15,000
Shares issuance costs	-	(18,000)	-	-	-	(18,000)
Cancellation of escrow shares	(93,750)	-	-	-	-	-
Stock option compensation	-	469,831	-	-	-	469,831
Loss for the year	-	-	-	-	(1,110,737)	(1,110,737)
Balance - 31 July 2004	49,375,412	$23,590,723	$116,550	$(11,420,599)	$(16,440,364)	$(4,153,690)

Shares issuance costs	-	(4,500)	-	-	-	(4,500)
Stock option compensation	-	4,355	-	-	-	4,355
Loss for the period - Statement 3	-	-	-	-	(234,128)	(234,128)
Balance - 31 Oct 2004	49,375,412	$23,590,578	$116,550	$(11,420,599)	$(16,674,492)	$(4,387,963)

- See Accompanying Notes -

Continental Energy Corporation		Statement 3
(An Exploration Stage Company)
Interim Consolidated Statement of Operations
U.S. Funds
Unaudited - See Notice to Reader
	For the Three Months Ended
	31 October
	2004	2003
Expenses
Amortization	$12,156	$31,403
Consulting	3,000	3,397
Foreign exchange loss (gain)	23,265	2,387
General and administrative - Schedule 2	86,047	72,626
Interest and bank charges	4,108	5,295
Investor relations	2,265	7,719
Management fees	82,997	102,274
Stock option compensation	4,355	232,200
Wages	268	4,867

Income (Loss) Before the Following	(218,461)	(462,168)

Other Income (Expenses)

Terminated farm out proceeds	-	158,924
Write-down of resource property costs	(15,667)	-

Income (Loss) for the Period	$(234,128)	$(303,244)

Income (Loss) per Share - Basic and Diluted	$(0.004)	$(0.007)

Weighted Average Number of Shares Outstanding	49,375,412	46,624,360

- See Accompanying Notes -

Continental Energy Corporation	Statement 4
(An Exploration Stage Company)
Interim Consolidated Statement of Cash Flows
U.S. Funds
Unaudited - See Notice to Reader	For the Three Months Ended
	31 October
Cash Resources Provided By (Used In)	2004	2003
Operating Activities
Loss for the period	$(234,128)	$(303,244)
Item not affecting cash
Amortization	12,156	31,403

Stock compensation expense	4,355	232,200
Write-down of resource property costs	15,667	-
Changes in current assets and liabilities
Prepaid expenses	11,026	(46,693)
GST and accounts receivable	(1,754)	(12,714)
Accounts payable	18,373	(24,626)
Due to related parties	50,040	-

	(124,265)	(123,674)
Investing Activities
Prepaid resource property costs	3,000	3,000
Resource property costs	(80,667)	(276,230)
Resource property recovery	65,000	141,286
Capital asset additions	3,864	(35,579)

	(8,803)	(167,523)
Financing Activities
Prepaid share issuance costs	4,500	4,500
Cash received in advance of share issuance	-	(92,008)
Capital lease	(5,205)	(4,830)
Contingent and conditional liabilities	26,437	-
Share capital issued for cash, net	(4,500)	171,508

	21,232	79,170

Net Increase (Decrease) Cash	(111,836)	(212,027)
Cash position - Beginning of period	126,313	802,127

Cash Position - End of period	$14,477	$590,100

- See Accompanying Notes -

Continental Energy Corporation			Schedule 1
(An Exploration Stage Company)
U.S. Funds
Unaudited - See Notice to Reader

		Additions for Three Months
	Balance		Balance
	31 July	31 October	31 October
	2004	2004	2004
Indonesia
Bengara
Production sharing contract acquisition	$1,315,953	$-	$1,315,953
Geological and geophysical interpretation and evaluation	1,694,765	76,246	1,771,011
Seismic acquisition, surveys and data processing	97,360	-	97,360
Field exploration, surveys and data acquisition	17,393	-	17,393
Prepaid resource property costs	75,000	-	75,000
Costs for the period	3,200,471	76,246	3,276,717
Impairment	(900,295)	(11,246)	(911,541)
Costs recovery	(2,300,175)	(65,000)	(2,365,175)
Net property costs for the period	1	-	1

Yapen
Production sharing contract acquisition	623,784	-	623,784
Geological and geophysical interpretation and evaluation	185,449	-	185,449
Seismic acquisition, surveys and data processing	383,378	-	383,378
Costs for the period	1,192,611	-	1,192,611
Impairment	(81,923)	-	(81,923)
Cost allocated on disposal	(535,024)	-	(535,024)
Costs recovery	(575,663)	-	(575,663)
Net property costs for the period	1	-	1

GATB
Technical assistance contract acquisition	6,205,302	-	6,205,302
Geological and geophysical interpretation and evaluation	343,495	4,421	347,916
Costs for the period	6,548,797	4,421	6,553,218
Impairment	(6,548,796)	(4,421)	(6,553,217)
Net property costs for the period	1	-	1
Balance - End of Period	$3	$-	$3

Continental Energy Corporation		Schedule 2
(An Exploration Stage Company)
Interim Consolidated Schedule of General and
Administrative Expenses
U.S. Funds
Unaudited - See Notice to Reader

	For the Three Months Ended
	31 October
	2004	2003
General and Administrative Expenses
Filing fees	$176	$148
Office expenses	36,390	38,293
Professional fees, legal, audit and translation	18,295	5,151
Rent, office maintenance and utilities	8,144	5,308
Shareholder information	1,863	5,128
Telephone	7,793	8,282
Travel	13,386	10,316

	$86,047	$72,626

Continental Energy Corporation (An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
31 October 2004
U.S. Funds
Unaudited - See Notice to Reader

1.    Continued Operations

       These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Adverse conditions and events cast substantial doubt upon the validity of this assumption.  The company has incurred significant operating losses over the past several fiscal years and the current period.  As at 31 October 2004 and 31 July 2004 the company had a working capital deficiency of $1,014,066 and $824,545 respectively.  In addition, the company has insufficient funds to meet the expenditure obligations related to its Indonesian properties.  These facts create uncertainty surrounding the timing and capacity of the company to meet its financial obligations.

The company’s ability to continue as a going concern is dependent upon its ability to raise additional capital by issuance of treasury shares or debt, receive significant disposal or farm-out proceeds for its Indonesian oil and gas properties or achieve profitable operations.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.    Significant Accounting Policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.  These interim financial statements should be read in conjunction with the audited financial statements of the Company as at 31 July 2004.

3.    Segmented Information

Details are as follows:

	Canada	Indonesia	Consolidated

Segmented operating loss	$(53,469)	$(180,659)	$(234,128)
Identifiable assets	$168,572	$187,591	$356,163

4.    Related Party Transactions

All related party transactions have been disclosed elsewhere in these interim consolidated financial statements, except as follows:

a)    During the three month period ended 31 October 2004, management and/or director fees in the amount of $91,500 were paid or accrued to directors and subsidiary directors.

b)    As at 31 October 2004, current liabilities include $71,651 and contingent & conditional liabilities include $97,500 payable to directors, or directors of one of the company’s subsidiaries.

c)    As at 31 October 2004 accounts receivable includes $150,211 receivable from a company previously controlled by a deceased former director.

5.    Resource Property Costs

Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with its Indonesian properties is uncertain, and consequently the Company continues to write down the book value of its property to $1.

6.    Contingent and Conditional Liabilities

The contingent and conditional liabilities are attributable solely to the Company's majority owned GATB subsidiary. Most of these liabilities were acquired together with the GATB subsidiary upon the Company's acquisition of a 70% stake in GATB in 2001.

GATB has accrued and made provision for contingent and conditional liabilities totaling an amount of $3,482,022 (31 July 2004 - $3,455,585).  Contingent and conditional liabilities include the following:

Fees: GATB has accrued an amount of $97,500 (31 July 2004 - $97,500) as a contingent and conditional liability payable to a director of the Company in respect of deferred compensation for personal services provided as director and/or manager of GATB. By agreement this entire amount is payable only in the event GATB commences commercial production from the Bangkudulis Field. If no production is achieved this liability is not payable.

Labor Dispute Provision: GATB has made provision for a Rupiah settlement of a labor dispute.  At period-end this provision amounts to a US$ equivalent of $43,970 (31 July 2004 - $41,787). This amount is contingent and represents a maximum payable. Actual payment of the claim may occur at some reduced amount and is conditional upon settlement of the labor dispute claim.

Tax Penalties & Interest: GATB has made provision for payment of estimated Rupiah penalties and interest conditionally applicable to outstanding withholding taxes due to Indonesian tax authorities.  At period-end this provision amounts to a US$ equivalent of $236,117 (31 July 2004 - $225,567). This amount is contingent and represents an estimated maximum payable. Actual payment of the claim may occur at some reduced amount and is conditional upon settlement terms.

Value Added Tax: GATB has accrued a US$ equivalent amount of $542,253 (31 July 2004 - $528,549) at period-end for Value Added Tax ("VAT") which is a contingent payable. VAT taxes are deferred under current Indonesian tax law and GATB shall be obliged to pay accrued VAT, if and only if, Bangkudulis Field production is achieved. VAT is not due and payable until such time as commercial production from the Bangkudulis Field and is not payable at all in the event no production is achieved. VAT is denominated in Indonesian Rupiah and the total amount changes monthly depending upon the US$ to Rupiah exchange rate applied.

Shareholder Loan: GATB has accrued an amount of $2,562,182 (31 July 2004 - $2,562,182) that is repayable to its former shareholders for funds contributed to GATB by them prior to the Company's involvement. In accordance with a 9 April 2001 agreement between only the current shareholders of GATB, the current shareholders have agreed to cause GATB to repay this amount, without interest, to the former shareholders.  In such event the loan from former shareholders will be repaid, if and only if, Bangkudulis Field production is achieved and only at such time as GATB revenue is sufficient to repay it.

7.    Share Capital

a)    During the period, the Company amended the terms of certain outstanding stock options.  For 940,000 options the Company reduced the exercise price from $0.25 to $0.17 and extended the term from 30 January 2005 to 30 December 2005.  For 600,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 January 2005 to 30 December 2005.  For 1,831,250 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from 30 July 2005 to 30 December 2005.

b)    During the period, the Company granted 50,000 new incentive stock options to a consultant. The options are valid until December 30, 2005 and have an exercise price of US$ 0.17 per share.  The fair value of $4,355 on the grant date has been recorded in the Company accounts.

8.    Subsequent Events

On December 13, 2004 a Private Placement of 133,333 Units, consisting of one common share and one warrant to purchase one common share for US$ 0.15 until 6 December 2006, was completed.  Proceeds to the Company were US$ 20,000.

QUARTERLY AND YEAR END REPORT

B.C. Securities Commission Form 51/901F

Schedule B

CONTINENTAL  ENERGY  CORPORATION

For the Quarter Ended October 31, 2004

1.   ANALYSIS OF EXPENSES AND DEFERRED COSTS

a)     Resource Property costs (See Schedule 1 of interim financial statements for details).

b)    General and Administrative Expenses (See Schedule 2 of interim financial statements for details).

2.   RELATED PARTY TRANSACTIONS

See notes to interim financial statements in Schedule-A for details.

3.   SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE QUARTER

a)   Securities issued:

Date of Issue	Type of Security	Type of Issue	Number	Price US$	Proceeds US$	Type of Consideration	Commission Paid US$
None	-	-	-	-	-	-	-

b)   Options granted:

Date of Issue	Type of Security	Type of Issue	Number	Exercise Price US$
19 October 2004	Common Shares	Incentive Options	50,000	$0.17

c)   Options cancelled:

Date of Issue	Type of Security	Type of Issue	Number	Exercise Price US$
None	Common Shares	Incentive Options	---	---

d)   Options expired due to employment/engagement termination or expired term:

Option Agreement Expiration Date	Type of Security	Type of Issue	Number	Exercise Price US$
None	Common Shares	Incentive Options	---	---

4.   SUMMARY OF SECURITIES AS AT THE END OF THE QUARTER

a)   Authorized share capital:

Number	Class of Shares	Dividend Rate on Preferred Shares	Cumulative (Y/N)	Redemption Provisions	Conversion Provisions
500,000,000	Common	N/A	N/A	N/A	N/A
100,000,000	Preferred	N/A	N/A	N/A	N/A

b)   Shares issued and outstanding:

Number	Amount	Class of Shares
49,375,412	$23,590,578	Common
0	$ 0	Preferred

c)   Options, warrants and convertible securities outstanding:

Optionees by Classification (i)	Number of Common Shares Optioned	US$ Exercise Price per Share	Exercise Expiry Date
Consultants & Employees	100,000	$0.20	30 January 2005
Consultants & Employees	590,000	$0.17	30 December 2005
Consultants & Employees	1,250,000	$0.20	30 July 2005
Consultants & Employees	100,000	$0.25	30 July 2005
Consultants & Employees	150,000	$0.25	30 January 2005
Consultants & Employees	1,135,000	$0.15	30 December 2005
Subtotal Consultants & Employees
Former Director Estate	500,000	$0.20	30 January 2005
Former Director Estate	1,000,000	$0.15	28 June 2005
Subtotal Director’s Estate	1,500,000
Directors & Officers	2,831,250	$0.17	30 December 2005
Directors & Officers	500,000	$0.20	1 January 2005
Directors & Officers	200,000	$0.15	1 January 2005
Directors & Officers	900,000	$0.15	30 December 2005
Subtotal Directors & Officers	4,431,250
Total Options Outstanding	9,256,250

(i)    Directors and officers include those of the Company and its majority owned subsidiaries. Consultants & Employees includes consultants, contractors, advisors and employees of the Company and those of majority owned subsidiaries of the Company.

Details of outstanding common share purchase warrants are as follows:

Number of Common Shares Reserved Against Outstanding Warrants	US$ Exercise Price per Share	Exercise Expiry Date
500,000	CDN $0.70	24 November 2004
1,555,000	$0.15	19 July 2005
1,635,812	$0.60	10 September 2005
2,080,000	$0.15	10 September 2005
1,327,000	$0.30/$0.60	10 June 2005/2006
450,000	$0.30/$0.60	14 July 2005/2006
	Total Warrants Outstanding

d)   Shares subject to escrow or pooling agreements.

Number (i)	Class
0	Common Shares
0	Preferred Shares

5.   NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Richard L. McAdoo, Director & President (1)

Stan Lichman, Director (1) (2)

Paul L. Hayes, Jr., Director (1) (2)

James D. Eger, Director, VP & CIO & Secretary (2)

 (1) Audit Committee Member

 (2) Executive Compensation Committee Member

---End Schedule-B---

MANAGEMENT’S DISCUSSION & ANALYSIS

FORM 51-102F1

CONTINENTAL ENERGY CORPORATION

For the Quarter Ended October 31, 2004

Nature of Business

Continental Energy Corporation (“Continental” or the “Company”) is an oil and gas exploration company engaged in the assembly of a portfolio of oil and gas exploration properties with high potential resource prospects.  Continental is focusing its efforts in Indonesia where large tracts of acreage can be accumulated, there is a long and positive history of oil exploration success, geological conditions are favorable for hydrocarbon accumulation and Continental has acquired rights to three production sharing contract areas covering 2.5 million acres, the Bangkudulis Block, the Bengara-II Block and the Yapen Block. Continental is an exploration stage company and none of its oil and gas properties currently generate revenue.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada.  Our fiscal year end is July 31st.  All reported amounts are in United States dollars unless otherwise noted.

The date of this report is as of December 30th, 2004.

Forward-Looking Information

This interim management discussion and analysis (“MD&A”) contains certain forward-looking statements and information relating to Continental that are based on the beliefs of its management as well as assumptions made by and information currently available to Continental.  When used in this document, the words “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to Continental or its management, are intended to identify forward-looking statements.  This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Company’s oil and gas properties.  Such statements reflect the current views of Continental with respect to future events and are subject to certain risks, uncertainties and assumptions.  Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Aside from factors identified in the annual MD&A, additional important factors, if any, are identified here.

Highlights of the Quarter

The “Past Quarter” ended October 31, 2004 marks the end of the first quarter of the Company’s annual fiscal year ending July 31, 2005. Significant events having material effect on the business affairs of the Company which have occurred during the “Past Quarter” are summarized below:

Bengara-II JV Subsidiary Shares Returned

Continental Energy together with its partner GeoPetro Resources Company and their jointly owned subsidiary Continental-GeoPetro (Bengara-II) Ltd. were claimants in a civil suit brought against China Wisdom International (HK) Ltd. pertaining to China Wisdom’s default and failure to fulfill its drilling obligations under a March 3, 2003 Farm Out Agreement regarding the Bengara-II Block production sharing contract area in Indonesia. In a July 28, 2004 ruling handed down by the Eastern Caribbean Supreme Court in the High Court of Justice Virgin Islands the court declared the Farm Out Agreement dated March 3, 2003 between the Claimants and China Wisdom as terminated. Despite written demand made upon China Wisdom International (HK) Ltd. to comply with the court’s order (see “China Wisdom Farm Out Suit Won” above) there was no response by August 31, 2004. The 20,000 common shares of joint venture subsidiary were transferred back to the Company and to its partner GeoPetro Resources Company. Also despite written demand the Company has not received the court ordered legal costs of US$ 7,700, which China Wisdom International (HK) Ltd. is ordered to pay.

Director Change

The Company’s director Mr. Gary Wine resigned from the board and on October 18, 2004 the board appointed Mr. James D. Eger to serve in his place until the next AGM.

Options Amended

On October 19, 2004 the Company amended the terms of certain outstanding stock options. For 940,000 options the Company reduced the exercise price from $0.25 to $0.17 and extended the term from January 30, 2005 to December 30, 2005. For 600,000 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from January 30, 2005 to December 30, 2005. For 1,831,250 options the Company reduced the exercise price from $0.20 to $0.17 and extended the term from July 30, 2005 to December 30, 2005.

Options Granted

The Company granted 50,000 new incentive stock options to a consultant. The options are valid until December 30, 2005 and have an exercise price of US$ 0.17 per share.

Financial Advisory Contracts Terminated

On October 19, 2004 the Company gave notice terminating a financial advisory agreements with the Oberon Group and with Mr. Bruce Dorfman. Stock options in the amount of 150,000 options granted with the advisory agreements will consequently expire on January 30, 2005 in accordance with their terms.

Subsequent Events

Significant events possibly having material effect on the business affairs of the Company which have occurred since the end of the Past Quarter ended October 31, 2004 but prior to publication of this report are summarized below:

Warrants Expired

A total of 500,000 outstanding share purchase warrants expired without exercise at the end of their five-year term on November 24, 2004.

Private Placement Completed

On December 13, 2004 a Private Placement of 133,333 Units, consisting of one common share and one warrant to purchase one common share for US$ 0.15 until 6 December 2006, was completed.  Proceeds to the Company were US$ 20,000.

On December 30, 2004, the Company had 49,508,745 shares issued and outstanding.

Audited Annual Financial Statements Filed on SEDAR

The Company's audited annual financial statements for fiscal year ending July 31, 2004 were filed on SEDAR on December 13, 2004.

Annual General Meeting 2005

Notices, proxies and information circular for the Company's Annual General Meeting to be held January 24, 2005 were sent out to shareholders in December 2004. The record date for the AGM is December 16, 2004.

Results of Operations

Financial Results for the Year Ended October 31, 2004

The Past Quarter ended October 31, 2004 marks the end of the first quarter of the Company’s annual fiscal year ending July 31, 2005.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Continental and is derived from unaudited quarterly consolidated financial statements as filed on SEDAR.  Continental’s interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in US dollars.

Period	Revenues	Loss from Continued Operations and Net Income (loss)	Basic and Fully Diluted Loss per Share from Continued Operations and Net Income (loss)
1st Quarter 2005	Nil	(234,128)	(0.004)
4th Quarter 2004	Nil	(227,680)	(0.004)
3rd Quarter 2004	Nil	(123,221)	(0.003)
2nd Quarter 2004	Nil	(456,592)	(0.009)
1st Quarter 2004	Nil	(303,244)	(0.007)
4th Quarter 2003	Nil	(1,255,508)	(0.030)
3rd Quarter 2003	Nil	(393,382)	(0.004)
2nd Quarter 2003	Nil	(204,095)	(0.006)

Current Working Capital Situation

As at October 31, 2004, Company's interim consolidated financial statements reflect a working capital deficit of $1,014,066. This represents a working capital deficit increase of approximately $190,000 compared to the July 31, 2004 deficit of $824,545. The increase was due to the Company’s cash shortage compared to its operating requirements. The cash balance at October 31, 2004 was $14,477 compared to $126,313 as at July 31, 2004.  To improve its working capital position the company is currently negotiating private placements and farm out agreements for its properties.

Investments

During the three months ended October 31, 2004 the Company invested approximately $81,000 in its Indonesian oil & gas properties and recovered $65,000 from its farm out partner, GeoPetro.

Finance

During the three months ended October 31, 2004 there were no Stock Options or Warrants exercised.

On October 31, 2004, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 9,256,250 shares at prices ranging from $0.15 to $0.25 and expiring at varying dates between January 1, 2005 and December 31, 2005.

On October 31, 2004, the Company had warrants outstanding to purchase an aggregate of 7,547,812 shares at prices ranging from $0.30 to $0.60 and expiring at varying dates between June 10, 2005 and July 14, 2006.

Income

The Company had no material income in the three months ended October 31, 2004.

Expenses

Overall, expenses decreased by $69,116 from $303,244 to $234,128 for the three-month periods ended October 31, 2003 and 2004 respectively. The major changes in the current period as compared with the same prior year period are outlined below.  The largest difference was that the stock compensation expense in the current period was only $4,355 compared to $232,200 in the prior year period.  This was offset by the fact that the Company received $158,924 from farm out proceeds in the prior period and there were no such proceeds in the current period.  In the current period the Company wrote down its resource properties to nominal values, which resulted in an expense in the amount of $15,667.  In the prior year the properties were not written down until year-end and therefore there was no similar expense in the prior year quarter.  General and administrative expenses increased by $13,421 from $72,626 to $86,047 for the three-month periods ended October 31, 2003 and 2004 respectively. The significant change to general and administrative expenses was higher professional fees in the current period.  Management fees decreased by $19,277 from $102,274 to $82,997 for the three-month period ended October 31, 2003 and 2004 respectively. The decrease is due to the loss of a director in the Langley office and offset by one additional management position in the Company’s Dallas office.  Amortization expense decreased by $19,247 from $31,403 to $12,156 for the three-month period ended October 31, 2003 and 2004 respectively.  Wage expense decreased to $268 from $4,867 due to the closure of the Langley office.  The foreign exchange loss was $23,265 compared to $2,387 for the same period last year.  The increase is mainly due to the revaluing of the Company’s Rupiah denominated payables.  All other expense groups appear consistent with comparative period.

Additional Disclosure

Material Contracts & Commitments

During the Past Quarter, no new material contracts or commitments were undertaken and not elsewhere disclosed in this Schedule-C.

Related Party Transactions

Expenditures made by the Company to related parties in the quarter ended October 31, 2004 are detailed in the notes to the interim consolidated financial statements. During the Past Quarter, no new related party agreements, or modifications to existing agreements, of any kind were made by the Company which are not otherwise already disclosed herein.

Investor Relations, Publicity and Promotion

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company for investor relations services, publicity, promotion or advertising agreements which are not otherwise already disclosed herein.

Finder's Agreements, Financial Advice & Fund Raising

During the Past Quarter, no new arrangements, or modifications to existing agreements, were made by the Company relating to financial advice, fund raising or finder's agreements which are not otherwise already disclosed herein, except for the following:

On October 19, 2004 the Company gave notice terminating a financial advisory agreements with the Oberon Group and with Mr. Bruce Dorfman. Stock options in the amount of 150,000 options granted with the advisory agreements will consequently expire on January 30, 2005 in accordance with their terms.

Significant Accounting Policies

The interim consolidated financial statements for the quarter ended October 31, 2004 followed the same accounting policies and methods of application in the most recent annual financial statements.

Approval

The Board of Directors of Continental has approved the disclosure contained in this interim MD&A.

Claims, Contingencies & Litigation

Except for the following actions, and any contingencies elsewhere disclosed in this Schedule-C, the Company knows of no material, active or pending claims or legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation that might materially adversely affect the Company or a property interest of the Company.

Labor Tribunal  -  The Company’s GAT Bangkudulis Petroleum Company Ltd. (“GATB”) affiliate, owner of the Bangkudulis TAC property, is involved in a labor dispute with 8 former employees who resigned at their own initiation in December 2001 and in May 2002 brought a claim against GATB with the Jakarta district Committee for Settlement of Labor Disputes (“CSLD”) regarding claimed severance benefits from GATB which GATB disputes. GATB is confident it will prevail in getting the claim eliminated or substantially further reduced. Nevertheless, GATB has booked the Rupiah 383,099,363 (about US$ 41,000) claim as a contingent liability.

Equity Credit Line Dispute  -  In a press release dated September 19, 2001 the Company announced that it has entered into a financing arrangement and related agreements with a private "Investor" providing a firm and binding "Equity Line of Credit" to the Company in the amount of up to US$ 20,000,000 over the next three years. The Investor was Cornell Capital Partners, LP, ("Cornell") a New York-based investment fund managed by Yorkville Advisors Management, LLC. ("Yorkville"). The Company issued 1,000,000 of its common shares to the principals of Cornell and Yorkville soon after signing the financing arrangement in full expectation of performance of promises made by Cornell and Yorkville under the agreements. Subsequently, the Global uncertainty post 9-11 and depressed US stock market conditions contributed to the Company’s decision to delay filing of the required prospectus to implement the Equity Line funding arrangement. A dispute between the Company and Cornell/Yorkville has arisen over a claim by Cornell/Yorkville for payment of a second tranche of Company common shares which the original agreements contemplated, which agreements were contingent upon certain performance by Cornell and Yorkville. The Company does not believe that the issue of any more shares to Cornell/Yorkville is appropriate given the fact that all parties agree original Equity Line of Credit agreements provide for a financing arrangement that is no longer available.  Consequently, on January 13, 2004, the Company filed a civil complaint in United States District Court for the Southern District of New York against Cornell and Yorkville seeking an order (i) declaring that the Equity Line of Credit Agreement is void and unenforceable, and that accordingly the Company is not required to deliver any additional shares of its common stock to Cornell, (ii) for the return of shares of its common stock the Company has already delivered to Cornell, and (iii) for damages caused by Cornell/Yorkville’s failure to return such shares to the Company and to perform certain services for the Company. Cornell/Yorkville’s has filed a counter claim suit against the Company for the payment of the second tranche of shares.  As at the report date of these financial statements the outcome of this suit is not determinable and no provision has been made in these financial statements as a result of the counter claim. The suit continues at the end of the Past Quarter.

Continuous Disclosure & Filings - Canada

Additional disclosure is made on a continuous basis through periodic filings of Company financial information, significant events, including all press releases and material change reports and disclosure of new or changed circumstances regarding the Company. Unaudited quarterly financial statements are filed by the Company with the British Columbia Securities Commissions (“BCSC”) for each fiscal quarter. Shareholders and interested parties may obtain downloadable copies of mandatory filings made by the Company with Canadian securities regulators on the internet at the “SEDAR” website www.sedar.com which is the “System for Electronic Document Archiving and Retrieval”, employed by Canadian securities regulatory commissions to enable publicly traded companies to electronically file and archive documents and filings in compliance with applicable laws and securities trading regulations. The Company began filing on SEDAR in 1997. All Company filings made on SEDAR during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

Continuous Disclosure & Filings - USA

The Company is also a full reporting issuer and filer of US Securities and Exchange Commission (“US-SEC”) filings. US-SEC filings include Form 20F annual reports and audited financial statements. Interim unaudited quarterly financial reports in this format together with press releases and material contracts and changes are filed under Form-6K. The Company has filed electronically on the US-SEC’s EDGAR database commencing with the Company’s Form 20F annual report and audited financial statements for the fiscal year ended 31 July 2003. See website  www.sec.gov/edgar/searchedgar/webusers.htm. Prior to that event the Company filed with the US-SEC in paper form. All Company filings made to US-SEC during the past fiscal year and during the Past Quarter and up to the date of this filing are incorporated herein by this reference.

---o0o---

CEO CERTIFICATE

(Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

I, RICHARD L. MCADOO, President and CEO of Continental Energy Corporation, certify that:

1.          I have reviewed this quarterly report of a foreign private issuer submitted under Form 6K of CONTINENTAL ENERGY CORPORATION;

2.          Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.          Based on my knowledge, the financial statements, and other financial information included in this  report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.          The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)          designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)          evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

c)          presented in this  report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.          The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)          all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)          any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.          The registrant's other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 30, 2004

/s/ Richard L. McAdoo

Name:  Richard L. McAdoo

Title:    President & CEO

CFO CERTIFICATE

(Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002)

I, JAMES D. EGER, Vice President and Acting CFO of Continental Energy Corporation, certify that:

1.         I have reviewed this quarterly report of a foreign private issuer submitted under Form 6K of CONTINENTAL ENERGY CORPORATION;

2.         Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.         Based on my knowledge, the financial statements, and other financial information included in this  report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.         The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)         designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)         evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

c)         presented in this  report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.         The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)         all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)         any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.         The registrant's other certifying officers and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 30, 2004

/s/ James D. Eger

Name:  James D. Eger

Title:    Vice President and Acting CFO

CERTIFICATION PURSUANT TO

18 U.S.C SECTION 1350, AS ADOPTED

PURSUANT TO SECTION 906

OF THE SARBANES-OXLEY ACT OF 2002

We, the undersigned Richard L. McAdoo and James D. Eger, being, respectively, the President and Chief Executive Officer and the Vice President and Acting Chief Financial Officer, of the registrant Continental Energy Corporation, do each hereby certify that:

1.         the registrant's  Quarterly Report, as a foreign private issuer filed with Form-6K, for the fiscal quarter ended 31-October-2004 fully complies with the requirements of Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934; and that

2.         the information contained in the period report fairly represents, in all material respects, the financial condition and results of operations of Continental Energy Corporation.

Dated: 30 December 2004

/s/ Richard L. McAdoo

Name:  Richard L. McAdoo

Title:    President & CEO

/s/ James D. Eger

Name:  James D. Eger

Title:    Vice President & Acting CFO

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Continental Energy Corporation, and will be retained by Continental Energy Corporation, and furnished to the Securities and Exchange Commission or its staff upon request.

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Reports Annual Results

DALLAS – January 6, 2005 – Continental Energy Corporation (OTCBB: CPPXF) announced today that it has released its Annual Report and audited financial statements for its year ended July 31, 2004, and filed the report with securities regulators on SEDAR.

Continental has also set its annual general meeting for January 24, 2005. Notice of the meeting and the annual information circular for items to be dealt with at the meeting have been sent to shareholders as of the December 16, 2005 record date.

As at July 31, 2004, the Company's consolidated financial statements reflect a working capital deficit of $824,545. This represents a working capital deficit increase of $334,653 compared to the July 31, 2003 deficit of $489,892.  To improve its working capital position the company is currently negotiating private placements and farm out agreements for its properties.

During the year ended July 31, 2004 the Company invested $635,862 in its Indonesian oil & gas properties and recovered $383,249 from its farm out partner, GeoPetro.  The Company had no revenue during the year ended July 31, 2004.

During the year ended July 31, 2004, 3,330,554 warrants were exercised resulting in the issuance of 3,330,554 common shares for total proceeds of $518,333, of which $92,008 was received prior to July 31, 2003, and 388,750 options were exercised resulting in the issuance of 388,750 common shares for total proceeds of $72,750.

Overall, year over year expenses decreased by $935,879 from $2,046,616 to $1,110,737 for the years ended July 31, 2003 and 2004 resprctively.

For further information, please visit our web site at www.continentalenergy.com.

On behalf of the Company,

" James D. Eger "

Director

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Quarterly Results

DALLAS – January 7, 2005 – Continental Energy Corporation (OTCBB: CPPXF) announced today that it has released its Interim Quarterly report for the first quarter ended October 31, 2004 of its 2005 fiscal year ending July 31, 2005 and filed the report with securities regulators on SEDAR. The date of the report is as of December 30th, 2004 and a summary of management's discussion and analysis contained therein follows.

As at October 31, 2004, Company's interim consolidated financial statements reflect a working capital deficit of $1,014,066. This represents a working capital deficit increase of approximately $190,000 compared to the July 31, 2004 deficit of $824,545. The increase was due to the Company’s cash shortage compared to its operating requirements. The cash balance at October 31, 2004 was $14,477 compared to $126,313 as at July 31, 2004.  To improve its working capital position the company is currently negotiating private placements and farm out agreements for its properties. During the three months ended October 31, 2004 the Company invested approximately $81,000 in its Indonesian oil & gas properties.

During the three months ended October 31, 2004 there were no Stock Options or Warrants exercised. On October 31, 2004, the Company had options outstanding granted to directors, officers and consultants to purchase an aggregate of 9,256,250 shares at prices ranging from $0.15 to $0.25 and expiring at varying dates between January 1, 2005 and December 31, 2005. On October 31, 2004, the Company had warrants outstanding to purchase an aggregate of 7,547,812 shares at prices ranging from $0.30 to $0.60 and expiring at varying dates between June 10, 2005 and July 14, 2006.

The Company had no material income in the three months ended October 31, 2004. Overall, expenses decreased by $69,116 from $303,244 to $234,128 for the three-month periods ended October 31, 2003 and 2004 respectively. The major changes in the current period as compared with the same prior year period are outlined below.  The largest difference was that the stock compensation expense in the current period was only $4,355 compared to $232,200 in the prior year period.  This was offset by the fact that the Company received $158,924 from farm out proceeds in the prior period and there were no such proceeds in the current period.  In the current period the Company wrote down its resource properties to nominal values, which resulted in an expense in the amount of $15,667.  In the prior year the properties were not written down until year-end and therefore there was no similar expense in the prior year quarter.  General and administrative expenses increased by $13,421 from $72,626 to $86,047 for the three-month periods ended October 31, 2003 and 2004 respectively. The significant change to general and administrative expenses was higher professional fees in the current period.  Management fees decreased by $19,277 from $102,274 to $82,997 for the three-month period ended October 31, 2003 and 2004 respectively. The decrease is due to the loss of a director in the Langley office and offset by one additional management position in the Company’s Dallas office.  Amortization expense decreased by $19,247 from $31,403 to $12,156 for the three-month period ended October 31, 2003 and 2004 respectively.  Wage expense decreased to $268 from $4,867 due to the closure of the Langley office.  The foreign exchange loss was $23,265 compared to $2,387 for the same period last year.  The increase is mainly due to the revaluing of the Company’s Rupiah denominated payables.

For further information, please visit our web site at www.continentalenergy.com.

On behalf of the Company,

" James D. Eger "

Director

PRESS RELEASE Email: INFO@CONTINENTALENERGY.COM Web: WWW.CONTINENTALENERGY.COM Symbol: OTC-BB: CPPXF

Source:  Continental Energy Corporation

Continental Energy Files Annual Report on Form 20-F

DALLAS – February 2, 2005 – Continental Energy Corporation (OTCBB: CPPXF) announced today that it has released its Annual Report and audited financial statements for its year ended July 31, 2004 on Form 20-F and filed the report electronically with the SEC on the EDGAR system.

As at July 31, 2004, the Company's consolidated financial statements reflect a working capital deficit of $824,545. This represents a working capital deficit increase of $334,653 compared to the July 31, 2003 deficit of $489,892.  To improve its working capital position the company is currently negotiating private placements and farm out agreements for its properties.

During the year ended July 31, 2004 the Company invested $635,862 in its Indonesian oil & gas properties and recovered $383,249 from its farm out partner, GeoPetro.  The Company had no revenue during the year ended July 31, 2004.

During the year ended July 31, 2004, 3,330,554 warrants were exercised resulting in the issuance of 3,330,554 common shares for total proceeds of $518,333, of which $92,008 was received prior to July 31, 2003 and 388,750 options were exercised resulting in the issuance of 388,750 common shares for total proceeds of $72,750.

Overall, year over year expenses decreased by $935,879 from $2,046,616 to $1,110,737 for the years ended July 31, 2003 and 2004 respectively.

About Continental Energy Corporation:

Continental Energy Corporation is a small oil and gas exploration company, focused entirely on making a major oil or gas discovery in Indonesia. There it has successfully acquired production sharing contracts granting exclusive petroleum exploration and production rights to two high potential exploration concession areas, the Bengara-II and Yapen Blocks, totaling over 3 million acres; and a third concession for the development of the Bangkudulis Oil Field. Continental concentrates its efforts in Indonesia, one of the few places in the world where large tracts of highly prospective acreage can be accumulated. Indonesia has a long and successful history of oil and gas exploration and geological conditions are proven to be excellent for petroleum accumulation. Management has long experience in-country, and solid relationships with both industry and government at all levels. A strong and growing domestic demand for both crude oil and natural gas provides expanding and nearby markets for any production Continental establishes.

For further information, please visit our web site at www.continentalenergy.com.

On behalf of the Company,

" James D. Eger "

Director